Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1. -	IDENTITY OF COMPANY

1.1	Name and Address of Company

Ballard Power Systems Inc. (the “Company”)

9000 Glenlyon Parkway

Burnaby, British Columbia V5J 5J8

1.2	Executive Officer

For further information please contact:

Kerry Hillier, Corporate Secretary, Vice President and General Counsel

Telephone: +1 (604) 454-0900

kerry.hillier@ballard.com

ITEM 2. -	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On August 28, 2026, the Company completed its previously announced acquisition (the “Acquisition”) of all of the issued and outstanding shares of GeoPura Limited (“GeoPura”) by the Company’s wholly-owned subsidiary (the “Buyer”) pursuant to a share purchase agreement dated June 23, 2026 (the “Purchase Agreement”) entered into between, among others, the Company, the Buyer and those persons whose names and addresses are set out in Schedule 1 thereto (the “Sellers”).

GeoPura, founded in 2019 and headquartered in Newcastle, United Kingdom, is a provider of zero-emission, hydrogen-based power solutions. GeoPura designs, manufactures, operates, leases and sells its Hydrogen Power Units (“HPUs”), which use the Company’s fuel cell modules to convert hydrogen into electricity and provide clean, low-noise, off-grid power. GeoPura also produces green hydrogen, generated via electrolysis, at its dedicated production sites, including through its 50% ownership interest in UK-based HyMarnham Power, and holds a contract under the UK government’s inaugural Hydrogen Allocation Round 1 (HAR1), a subsidy mechanism guaranteeing hydrogen production revenues over fifteen years.

2.2	Acquisition Date

August 28, 2026.

2.3	Consideration

Consideration for the Acquisition consisted of (i) upfront consideration of £269.6 million (the “Upfront Consideration”), being the headline purchase price of £275.0 million as adjusted in accordance with the terms of the Purchase Agreement, and (ii) contingent consideration of up to £27.5 million (the “Contingent Consideration”) payable in cash and/or shares pursuant to the terms of the Purchase Agreement if GeoPura achieves certain specified financial milestones following the closing of the Acquisition (“Closing”). Any Contingent Consideration that becomes payable may be satisfied, at the Company’s sole discretion, in cash, through the issuance of common shares of the Company at a price per share equal to the 30-day trailing volume-weighted average price of the common shares on the business day immediately preceding the applicable payment date, or a combination thereof. Any cash portion of the Contingent Consideration is expected to be funded from the Company’s cash on hand.

The Upfront Consideration was satisfied on Closing through a combination of: (a) a cash payment of £77.1 million (the “Closing Payment”), funded from the Company’s cash on hand; (b) the issuance of 49,584,212 common shares of the Company (the “Consideration Shares”) to the Sellers at a deemed price of US$5.02 per share, based on the Company’s 30-day volume-weighted average share price prior to the date of the Purchase Agreement (the “30-Day VWAP”); and (c) the grant of 1,084,540 rollover restricted share units (the “Rollover RSUs”) under the Company’s GeoPura Restricted Share Unit Plan (and not under the Company’s existing Consolidated Share Distribution Plan) in consideration for the release and cancellation of certain GeoPura options held by GeoPura optionholders. The Rollover RSUs represent 1,084,540 common shares of the Company reserved for issuance, having a deemed issue price of US$5.02 per share based on the 30-Day VWAP, and are expected to vest twelve months following Closing. The Consideration Shares and the common shares underlying the Rollover RSUs represented approximately 14.1% of the Company’s outstanding common shares on a pro forma basis. For accounting purposes, the Consideration Shares and the Rollover RSUs are measured at their estimated fair value as of Closing, based on the closing price of the common shares on the date of Closing, and the total preliminary purchase consideration, including the estimated fair value of the Contingent Consideration, is approximately US$230.7 million, as described in the unaudited pro forma condensed consolidated financial statements attached as Appendix C.

2.4	Effect on Financial Position

The effect of the Acquisition on the Company’s financial position is presented in the unaudited pro forma condensed consolidated financial statements of the Company attached as Appendix C to this business acquisition report.

Concurrent with Closing, the Company appointed Andrew Cunningham as its President, reporting to Marty Neese, the Company’s Chief Executive Officer, and Andrew Cunningham and Lord Richard Harrington joined the Company’s board of directors as nominees designated by the former GeoPura shareholders.

Except as otherwise publicly disclosed and other than in the ordinary course of integrating GeoPura into the Company’s business, the Company does not currently have any plans or proposals for material changes in the business affairs of the Company or GeoPura, including any proposal to liquidate the business, sell, lease or exchange all or a substantial part of its assets, amalgamate it with any other business organization, or make any material changes to its business, such as changes in corporate structure, management or personnel, that may have a significant effect on the financial performance and financial position of the Company.

The unaudited pro forma adjustments are based on preliminary estimates and assumptions made by management solely for the purpose of preparing the unaudited pro forma condensed consolidated financial statements. Changes are expected as valuations of the assets acquired and liabilities assumed are completed and as additional information becomes available, and the final purchase price allocation may differ, possibly materially, from that reflected in the unaudited pro forma condensed consolidated financial statements.

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2.5	Prior Valuations

To the knowledge of the Company, no valuation opinion was obtained within the last 12 months by the Company or GeoPura that was required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisition.

2.6	Parties to Transaction

The Company acquired GeoPura from the Sellers. The Acquisition was not with an informed person, associate or affiliate of the Company, as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and applicable securities laws.

2.7	Date of Report

November 9, 2026.

ITEM 3. -	FINANCIAL STATEMENTS AND OTHER INFORMATION

As required by Part 8 of NI 51-102, the following financial statements are attached to and form part of this business acquisition report:

GeoPura (attached as Appendix A): the audited financial statements of GeoPura as at and for the year ended March 31, 2026, together with comparative financial information as at and for the year ended March 31, 2025 and as at April 1, 2024, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, together with the notes thereto and the independent auditor’s report thereon.

GeoPura (attached as Appendix B): the unaudited condensed interim financial statements of GeoPura as at and for the three months ended June 30, 2026, together with comparative financial information for the three months ended June 30, 2025, and the notes thereto.

The Company (attached as Appendix C): unaudited pro forma condensed consolidated financial statements of the Company, comprising: (a) an unaudited pro forma condensed consolidated statement of financial position as at June 30, 2026, giving effect to the Acquisition as if it had occurred on that date, prepared using the Company’s statement of financial position as at June 30, 2026 and GeoPura’s statement of financial position as at June 30, 2026; (b) an unaudited pro forma condensed consolidated statement of loss and other comprehensive loss for the year ended December 31, 2025, giving effect to the Acquisition as if it had occurred on January 1, 2025, prepared using the Company’s statement of loss and other comprehensive loss for the year ended December 31, 2025 and GeoPura’s statement of loss for the year ended March 31, 2026; (c) an unaudited pro forma condensed consolidated statement of loss and other comprehensive loss for the six months ended June 30, 2026, giving effect to the Acquisition as if it had occurred on January 1, 2025, prepared using the Company’s statement of loss and other comprehensive loss for the six months ended June 30, 2026 and GeoPura’s constructed statement of loss for the six months ended June 30, 2026; and (d) the notes thereto, including pro forma loss per share based on the pro forma statements of loss and other comprehensive loss.

The Company has obtained the consent of UNW LLP, the auditor of GeoPura, to include its auditor’s report in this business acquisition report.

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Cautionary Note Regarding Forward-Looking Information

Certain statements in this business acquisition report constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (together, “forward-looking statements”), including statements regarding the Contingent Consideration and the achievement of the related financial milestones, the vesting of the Rollover RSUs, the integration of GeoPura, the Company’s plans in respect of GeoPura, and the unaudited pro forma financial information, including the preliminary purchase price allocation. Forward-looking statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including those described in the Company’s most recent annual information form and management’s discussion and analysis available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this business acquisition report. Except as required by applicable securities laws, the Company assumes no obligation to update or revise any forward-looking statements.

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Appendix A

Audited Annual Financial Statements of GeoPura Limited

(See attached.)

GeoPura Ltd

GeoPura Ltd

Annual Report and Financial Statements

For the years ended 31 March 2026 and 2025

Expressed in thousands of pounds sterling

GeoPura Ltd

Independent Auditor’s Report to the Members of GeoPura Ltd

To the Board of Directors of GeoPura Ltd.

Opinion

We have audited the consolidated financial statements of GeoPura Ltd (‘the group’), which comprise the consolidated statement of financial position as at 31 March 2026 and the consolidated statements of loss and comprehensive loss, the consolidated statements of changes in equity/(deficit), the consolidated statements of cash flows for the year then ended and the related notes, including a summary of significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

In our opinion the accompanying financial statements present fairly, in all material respects the consolidated financial position of the group as at March 31, 2026 and its consolidated financial performance and its consolidated cash flow for the year then ended in accordance with IFRSs as issued by the International Accounting Standards Board.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (‘ISAs’) and applicable law. Our responsibilities under those standards are further described in the ‘Auditor’s responsibilities for the audit of the financial statements’ section of our report. We are independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the United Kingdom, including the Financial Reporting Council’s Ethical Standard and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of directors

The directors are responsible for the preparation and fair presentation of the financial statements in accordance with IFRSs as issued by the International Accounting Standards Board, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, it is the primary responsibility of management, with the oversight of those charged with governance, to ensure that the entity’s operations are conducted in accordance with the provisions of laws and regulations and for the prevention and detection of fraud.

GeoPura Ltd

Independent Auditor’s Report to the Members of GeoPura Ltd (continued)

We obtain and update our understanding of the group, its activities, its control environment, and likely future developments, including in relation to the legal and regulatory framework applicable and how the group is complying with that framework. Based on this understanding, we identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. This includes consideration of the risk of acts by the entity that were contrary to applicable laws and regulations, including fraud.

Based on our understanding of the group, we identified that the principal risks of non-compliance with laws and regulations related to laws and regulations that directly affect the financial statements including financial reporting legislation (including related companies legislation), distributable profits legislation, pension legislation and UK tax legislation. In addition, the group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines and litigation. We considered the extent to which non-compliance with laws and regulations might have a material effect on the financial statements and we have assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items.

We also evaluated managements’ incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls) and determined that the principal risks related to posting inappropriate journal entries to manipulate financial results, management bias in accounting estimates, as well as improper revenue recognition which includes fraudulent posting of journal entries to revenue.

Audit procedures performed by the engagement team included:

•	Inquiry of management and those charged with governance regarding actual and potential litigation or claims as well as whether they have knowledge of any actual, suspected or alleged fraud;

•	Reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with applicable laws and regulations;

•	Reviewing meeting minutes to identify reported frauds and any potential non-compliance with laws and regulations;

•	Identifying journal entries based on risk criteria and testing the identified entries to supporting documentation, in particular journal entries with unusual account combinations; and

•	Challenging assumptions and judgments made by management in their significant accounting estimates and evaluating whether there was any evidence of bias by the directors that represented a risk of material misstatement due to fraud.

Because of the inherent limitations of an audit, there is a risk that we will not detect all irregularities, including those leading to a material misstatement in the financial statements or non-compliance with regulation. This risk increases the more that compliance with a law or regulation is removed from the events and transactions reflected in the financial statements, as we will be less likely to become aware of instances of non-compliance. The risk is also greater regarding irregularities occurring due to fraud rather than error, as fraud involves intentional concealment, forgery, collusion, omission or misrepresentation.

UNW LLP

Chartered Accountants

Newcastle upon Tyne

November 9, 2026

GeoPura Ltd

GeoPura Ltd

Consolidated Statements of Loss and Comprehensive Loss

For the years ended March 31

(Expressed in thousands of pounds sterling)

	Note	31 March 2026		31 March 2025
Product and service revenues	6	£’000	7,293	4,445
Cost of product and service revenues			(15,053)	(11,428)
Gross loss			(7,760)	(6,983)
Research and product development	7		(10,401)	(6,030)
General and administrative	7		(3,757)	(1,603)
Sales and marketing	7		(2,508)	(2,942)
Results from operating activities			(24,426)	(17,558)
Finance income and other	10		712	3,789
Finance expense	11		(26,944)	(7,857)
Loss before income taxes			(50,658)	(21,626)
Income tax expense (recovery)	12		-	-
Net loss and total comprehensive loss for the year		£’000	(50,658)	(21,626)

GeoPura Ltd

GeoPura Ltd

Consolidated Statements of Financial Position

(Expressed in thousands of pounds sterling)

	Note	31 March 2026		31 March 2025	1 April 2024
ASSETS
Current assets
Cash and cash equivalents	21	£’000	7,819	6,422	39,981
Trade and other receivables	19		7,834	4,440	9,174
Contract assets	6		3,268	662	1,545
R&D credit receivable	12		1,046	1,435	1,302
Inventories	17		35,430	21,742	-
Prepaid expenses and other current assets	19		11,317	5,971	14,561
Total current assets			66,714	40,672	66,563
Non-current assets
Property, plant and equipment	14		46,830	43,115	19,607
Right-of-use assets	15		2,136	2,337	379
Intangible assets	13		13,444	8,272	4,412
Total assets		£’000	129,124	94,396	90,961
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	22	£’000	5,883	11,073	10,064
Deferred revenue	6		4,755	159	401
Current portion of long-term debt	23		10,132	4,547	-
Convertible loan notes	23		113,201	-	-
Current lease liabilities	24		503	225	136
Total current liabilities			134,474	16,004	10,601
Non-current liabilities
Long-term debt	23		39,116	10,430	26
Convertible loan notes	23		-	62,558	55,867
Non-current lease liabilities	24		1,625	2,034	258
Other non-current liabilities			165	18	5
Total non-current liabilities			40,906	75,040	56,156
Equity/(deficit)
Share capital	26		615	615	615
Share premium	27		41,700	41,700	41,700
Contributed surplus	28		2,116	1,066	292
Accumulated deficit			(90,687)	(40,029)	(18,403)
Total equity/(deficit)			(46,256)	3,352	24,204
Total liabilities and equity		£’000	129,124	94,396	90,961

The financial statements were approved by the board of directors and authorised for issue on 9 November 2026 and were signed on its behalf by:

Kate Igbalode, Director

/s/ Kate Igbalode

GeoPura Ltd

GeoPura Ltd.

Consolidated Statements of Changes in Equity/(Deficit)

(Expressed in thousands of pounds sterling)

	Note	Number of shares	Share capital		Share premium	Contributed surplus	Accumulated deficit	Total
Balance at 1 April 2024		614,712	£’000	615	41,700	292	(18,403)	24,204
Loss and total comprehensive loss for the year				-	-	-	(21,626)	(21,626)
Share-based payment charge	28	-	£’000	-	-	774	-	774
Balance at 31 March 2025		614,712		615	41,700	1,066	(40,029)	3,352
Loss and total comprehensive loss for the year				-	-	-	(50,658)	(50,658)
Share-based payment charge	28	-		-	-	1,050	-	1,050
Balance at 31 March 2026		614,712	£’000	615	41,700	2,116	(90,687)	(46,256)

GeoPura Ltd

GeoPura Ltd.

Consolidated Statements of Cash Flows

(Expressed in thousands of pounds sterling)

	Note	2026	2025
Cash flows from operating activities
Loss for the year		(50,658)	(21,626)
Adjustments for:
Depreciation and amortisation	13,14	5,696	2,816
Share-based payment charge and movement in the related social security provision	28	1,197	787
Finance expense	11	26,944	7,857
Finance income and other	10	(280)	(809)
Changes in working capital:
Trade and other receivables, contract assets and R&D credit receivable		(5,611)	5,485
Prepayments	19	(334)	180
Inventories	17	(13,688)	(21,742)
Trade and other payables	22	(5,191)	1,007
Deferred revenue	6	4,596	(241)
Cash used in operations		(37,329)	(26,286)
Interest received	10	280	809
Interest paid	11	(3,221)	(1,111)
Net cash used in operating activities		(40,270)	(26,588)
Cash flows from investing activities
Purchase of property, plant and equipment, including capital equipment deposits	14	(13,406)	(17,665)
Purchase of intangible assets, net of the R&D credit received on capitalised development	13	(5,656)	(3,962)
Net cash used in investing activities		(19,062)	(21,627)
Cash flows from financing activities
Proceeds from issuance of convertible loan notes	25	27,000	-
Net proceeds from borrowings and asset-backed financing arrangements	25	34,272	14,951
Payment of lease liabilities (principal and interest)	-	(542)	(213)
Net cash from financing activities		60,730	14,738
Effect of exchange rate changes and unallocated items		-	(82)
Net increase/(decrease) in cash and cash equivalents		1,397	(33,559)
Cash and cash equivalents at beginning of year		6,422	39,981
Cash and cash equivalents at end of year		7,819	6,422

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements

Years ended March 31, 2026, and 2025

(Tabular amounts expressed in thousands of pounds sterling, except as otherwise noted)

1.	General information

GeoPura Ltd is a company limited by shares incorporated in England and Wales. The registered office is c/o Hobsons, Alexandra Street, Nottingham, NG5 1AY. The company’s registered number is 11855286. The principal activities are to deliver hydrogen-fuelled clean and sustainable energy to replace diesel generators and decarbonise customers in off-grid and grid augmentation situations. The company achieves this through an ‘energy as a service’ business model: leasing its HPUs (Hydrogen Power Units) to customers with a GeoPura engineer backed service delivery and full fuel management system to provide regular hydrogen supply. The company has one wholly-owned subsidiary, GeoPura (Europe) ApS, incorporated in Denmark on 31 July 2025; these consolidated financial statements present the results and financial position of the company and its subsidiary (together, the group).

The financial statements for the year ended 31 March 2026 were authorised for issue under a resolution of the directors on 9 November 2026.

2.	Basis of preparation and statement of compliance

The consolidated financial statements of GeoPura Ltd (the company) and its subsidiary (together, the group) have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (IASB) and comply with those standards.

These are the group’s first consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by the IASB, and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The company previously reported under FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland, most recently for the year ended 31 March 2025. The date of transition is 1 April 2024. The comparative information for the year ended 31 March 2025 and the opening statement of financial position at 1 April 2024 have been restated on the IFRS basis. Note 35 explains how the transition affected the reported financial position, financial performance and cash flows.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and its wholly-owned subsidiary, GeoPura (Europe) ApS, incorporated in Denmark. Subsidiaries are consolidated from the date on which control is obtained, and intra-group balances, transactions and unrealised gains and losses are eliminated in full. GeoPura (Europe) ApS was incorporated during the year ended 31 March 2026 and has been consolidated from incorporation; the comparative information and the opening IFRS statement of financial position at 1 April 2024 are therefore those of the company alone and are unaffected by consolidation.

The financial statements have been prepared on the historical cost basis, except for financial instruments measured at fair value through profit or loss (IFRS 9) and share-based payment arrangements measured at grant-date fair value (IFRS 2). The financial statements are presented in pounds sterling (£), which is the functional and presentation currency of the company. The subsidiary’s functional currency is the Danish krone; its results and financial position are translated into sterling for consolidation. Unless otherwise stated, amounts are rounded to the nearest thousand pounds (£’000), and totals may not cast exactly due to rounding.

The company presents assets and liabilities based on current and non-current classification. A liability is classified as current when it is due to be settled within twelve months of the reporting date or there is no right to defer settlement for at least twelve months; on this basis the convertible loan notes, which mature on 12 August 2026, are presented as current liabilities at 31 March 2026.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

Going concern

The company has been a wholly-owned subsidiary of Ballard Power Systems Inc. since 28 August 2026. Forecasts for at least twelve months from approval show that capital expenditure and working capital depend on parent funding; Ballard has confirmed it will provide the support needed to meet liabilities as they fall due. The financial statements are therefore prepared on the going concern basis.

During the year the company drew asset-backed and secured debt including facilities with Barclays and HSBC (bank borrowings at 31 March 2026: £31.5 million) and increased its convertible loan notes by £27 million across the May and July 2025 tranches from existing investors including Barclays Sustainable Impact Capital, General Motors Ventures, SWEN Capital Partners, Siemens Energy Ventures and the National Wealth Fund.

A key consideration in the directors’ assessment is the convertible loan notes, the principal and accrued interest on which (£98.7 million contractually at 31 March 2026; carrying amount £113.2 million including the separated embedded derivative) (see note 33).

On the basis of this assessment the directors continue to adopt the going concern basis in preparing these financial statements.

3.	New and forthcoming accounting standards

As first-time adoption of IFRS, all standards effective for periods beginning on or after 1 April 2025 have been applied from the date of transition, including the amendments to IAS 1 (Classification of Liabilities as Current or Non-current; Non-current Liabilities with Covenants), the amendments to IFRS 16 (Lease Liability in a Sale and Leaseback) and the amendments to IAS 21 (Lack of Exchangeability). These are reflected in the accounting policies rather than disclosed as changes in accounting policy.

Standards issued but not yet effective which may be relevant to the company are: IFRS 18 Presentation and Disclosure in Financial Statements (effective 1 January 2027), which replaces IAS 1 and introduces defined subtotals and disclosure of management-defined performance measures, the company is assessing its impact; and IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective 1 January 2027), which the company’s Danish subsidiary may be eligible to apply in its own reporting. The company does not plan to adopt these standards early.

4.	Material accounting policies

The company’s material accounting policies are set out below. These policies have been applied consistently to all periods presented and in preparing the opening IFRS statement of financial position at 1 April 2024, except as explained in note 35.

Revenue from contracts with customers

Revenue represents the consideration to which the company expects to be entitled in exchange for transferring goods and services to customers, excluding value added tax, recognised by applying the five-step model in IFRS 15. The company has three principal revenue streams:

Energy as a Service. The company supplies clean energy to customers through the hire of hydrogen power units (HPUs) together with engineer-backed service delivery and a fuel management system providing hydrogen supply.

Management has assessed whether these arrangements contain a lease under IFRS 16 and concluded that they do not: although the customer obtains the energy output, it is the company, rather than the customer, that directs the use of the HPUs, through its engineer-backed operation and fuel management, and the company retains substantive rights to substitute units.

Each arrangement is accounted for within IFRS 15: HPU rental and service is a single performance obligation satisfied over time; hydrogen supply is a distinct performance obligation for metered output, with variable consideration trued up to actual consumption; and separately priced maintenance and delivery or haulage services are distinct performance obligations recognised as the services are provided.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

4.	Material accounting policies (continued)

Project sales. Revenue from the sale of hydrogen power units and hydrogen production equipment is recognised over time where the criteria in IFRS 15 are met, in particular where the company’s performance does not create an asset with an alternative use and the company has an enforceable right to payment for performance completed to date, including through contractual termination-for-convenience compensation providing cost plus a reasonable margin, using an input method to measure progress.

Where those criteria are not met, revenue is recognised at the point in time when control of the equipment transfers to the customer, assessed with reference to title, physical possession, acceptance, and the transfer of significant risks and rewards.

Joint venture revenue

Revenue from services provided to the HyMarnham Power joint venture is recognised as the services are performed. Revenue relating to the supply of a production facility is recognised at a point in time when control of the facility transfers to the joint venture.

Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal will not occur. Amounts invoiced in advance of performance are recognised as contract liabilities; amounts where performance precedes invoicing are recognised as contract assets.

Government grants and other income

Government grants, including funding associated with the Hydrogen Allocation Round, are recognised when there is reasonable assurance that the company will comply with the conditions attaching to them and that the grants will be received.

Leases

At inception of a contract the company assesses whether the contract is, or contains, a lease. For each lease the company recognises a right-of-use asset and a lease liability, except for short-term leases and leases of low-value assets, for which the lease payments are recognised as an expense on a straight-line basis.

The lease liability is initially measured at the present value of the unpaid lease payments, discounted using the rate implicit in the lease or, if that rate cannot be readily determined, the company’s incremental borrowing rate; the right-of-use asset is initially measured at cost and depreciated over the shorter of the lease term and the useful life of the asset, except where ownership transfers at the end of the term (including hire purchase contracts), in which case the asset is depreciated over its useful life.

Sale and leaseback

Where the company sells plant and leases it back under asset-backed financing arrangements, the company first assesses whether the transfer is a sale under IFRS 15. Where control of the plant does not pass to the financier, as is the case for the company’s finance-and-buy-back arrangements, the transfer is not a sale: the plant continues to be recognised at its previous carrying amount and a financial liability equal to the proceeds is recognised within borrowings and measured at amortised cost.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided to write off the cost less estimated residual value over the estimated useful life of each asset:

•	leasehold property improvements, HPUs, and hydrogen production equipment 10% straight line;

•	other plant and machinery 20% straight line;

•	motor vehicles, fixtures and fittings and computer equipment 25% reducing balance.

Residual values and useful lives are reviewed at each reporting date.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

4.	Material accounting policies (continued)

Intangible assets and development costs

Development expenditure is capitalised as an intangible asset only when the IAS 38 criteria are demonstrated. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment; amortisation is charged on a straight-line basis over ten years from the date the asset is available for use and is included within administrative expenses.

Borrowing costs directly attributable to qualifying assets are capitalised from the commencement of development where capitalisation commenced on or after 1 April 2024 (see note 35).

Impairment of non-financial assets

At each reporting date the company reviews the carrying amounts of its non-financial assets for indications of impairment; if any exist, the recoverable amount is estimated as the higher of fair value less costs of disposal and value in use. Capitalised development expenditure not yet available for use is tested annually.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises the costs of purchase and, for units manufactured or assembled by the group, the direct costs of bringing each unit to its present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Financial instruments

Financial assets and liabilities are recognised when the group becomes party to the contractual provisions of the instrument.

(i)	Classification

Financial assets are classified as measured at amortised cost or at fair value through profit or loss (FVTPL). The classification depends on the business model for managing the assets and on their contractual cash flows. Financial liabilities are measured at amortised cost, except derivatives, which are measured at FVTPL. The group holds no instruments at fair value through other comprehensive income.

Classification under IFRS 9
Cash and cash equivalents	Amortised cost
Trade and other receivables	Amortised cost
Trade and other payables	Amortised cost
Borrowings, including asset-backed finance	Amortised cost
Convertible loan notes: host debt	Amortised cost
Convertible loan notes: embedded derivative	FVTPL

Lease liabilities are measured under IFRS 16.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

4.	Material accounting policies (continued)

(ii)	Measurement

Amortised cost: Financial assets and liabilities at amortised cost are first measured at fair value. Directly attributable transaction costs are added for assets and deducted for liabilities. Trade receivables without a significant financing component are first measured at the transaction price. After that, these instruments are measured at amortised cost using the effective interest method. Financial assets are shown net of the loss allowance.

FVTPL: Instruments at FVTPL are first measured at fair value, and transaction costs are expensed. They are remeasured at fair value at each reporting date, and gains and losses go to profit or loss.

Convertible loan notes: The conversion feature does not meet the fixed-for-fixed condition in IAS 32. The conversion price varies with the pricing of a future funding round, subject to a cap, and the class of shares delivered varies with the conversion event. The notes are therefore a financial liability in full. The conversion triggers, the exit payoff and the noteholder put are separated from the host as a single compound embedded derivative. At issue, the embedded derivative is measured at fair value. The host is measured as the residual of the proceeds, net of transaction costs. The host is then measured at amortised cost using the effective interest method. The embedded derivative is remeasured at fair value at each reporting date using a probability-weighted scenario model (note 30), and changes go to profit or loss. The host and the embedded derivative are presented together within convertible loan notes.

(iii)	Impairment of financial assets and contract assets

The group recognises a loss allowance for ECL on financial assets at amortised cost and on contract assets. For trade receivables and contract assets, it applies the simplified approach and measures the allowance at lifetime ECL. For other financial assets, the allowance is 12-month ECL. If credit risk has increased significantly since initial recognition, lifetime ECL is used instead. Movements in the allowance go to profit or loss.

(iv)	Derecognition

Financial assets: A financial asset is derecognised when the rights to its cash flows expire. It is also derecognised when the asset is transferred together with substantially all the risks and rewards of ownership.

Financial liabilities: A financial liability is derecognised when the obligation is discharged, cancelled or expires. If the terms are modified substantially, the original liability is derecognised and a new liability is recognised at fair value. The difference between the carrying amount derecognised and the consideration paid goes to profit or loss.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

4.	Material accounting policies (continued)

Foreign currency

The functional and presentation currency of the company is pounds sterling. Transactions in foreign currencies, including the company’s euro-denominated lease and its Danish krone balances, are translated at the spot rate at the date of the transaction; monetary assets and liabilities denominated in foreign currencies are translated at the closing rate, with exchange differences recognised in profit or loss.

Taxation

The tax expense comprises current and deferred tax. Research and development tax reliefs and credits are recognised when it is probable that they will be received. Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities and their tax bases; deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available.

Share-based payments

The company operates an equity-settled Company Share Option Plan (CSOP) for employees. The grant-date fair value of awards is recognised as an employee expense over the vesting period, with a corresponding increase in equity, adjusted for the number of awards expected to vest under non-market vesting conditions. Where vesting accelerates, for example on a change of control under the scheme rules, the remaining unrecognised charge is recognised at the acceleration date.

Employee benefits, provisions, cash and share capital

Short-term employee benefits are recognised as an expense as the service is received; the company operates a defined contribution pension scheme.

Provisions

Provisions are recognised for present obligations arising from past events where an outflow is probable and can be reliably estimated.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits of three months or less.

Reserves

Ordinary shares and Series A shares are classified as equity, with incremental issue costs recognised as a deduction from equity.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

5.	Critical accounting judgements and key sources of estimation uncertainty

Significant judgements

Classification of the convertible loan notes. The directors have assessed, under IAS 32, that the conversion feature does not meet the fixed-for-fixed condition, because the conversion price varies with future funding-round pricing and the class of shares varies with the conversion event; the notes are therefore a financial liability in full with a separated compound embedded derivative.

Sale and leaseback. The directors have concluded that the asset-backed financing transactions entered into during the years ended 31 March 2025 and 31 March 2026 do not transfer control of the plant and are accounted for as secured borrowings.

Capitalisation of development expenditure. The directors assess whether development projects, including the HPU 2, meet the IAS 38 capitalisation criteria.

Key sources of estimation uncertainty

Fair value of the embedded derivative within the convertible loan notes: measured using a probability-weighted scenario model with unobservable inputs, including the probabilities of pre-maturity conversion, maturity conversion and exit events, calibrated to third-party market interest rate quotes at issue.

Fair value of share-based payment awards: the grant-date fair value of the CSOP options is measured using a Black-Scholes model, with the share value at each grant date taken from contemporaneous funding-round pricing (£50.54-£185.00 per share) and expected volatility of 50-52%.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

6.	Revenue from contracts with customers

Disaggregation of revenue

	2026	2025
Energy as a Service	4,075	4,001
Project sales	1,618	444
Joint venture services	1,600	-
Total revenue	7,293	4,445

Revenue by geographical market

	2026	2025
United Kingdom	6,220	4,052
Rest of Europe	1,073	393
Rest of world	-	-
Total revenue	7,293	4,445

Revenue by timing

	2026	2025
Products transferred at a point in time	142	443
Products and services transferred over time	7,151	4,002
Total revenue	7,293	4,445

Contract balances

	2026	2025
Contract assets
Beginning balance	662	1,545
Additions to contract assets	3,268	662
Contract assets transferred to trade receivables	(662)	(1,545)
Ending balance	3,268	662

Contract liabilities
Beginning balance	159	401
Additions to contract liabilities	4,755	159
Revenue recognised during the period	(159)	(401)
Ending balance	4,755	159

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

7.	Operating loss

Operating loss is stated after charging/(crediting):

	2026	2025
Depreciation of property, plant and equipment	4,678	2,301
Depreciation of right-of-use assets	533	332
Amortisation of intangible assets, net of the R&D credit relief (note 13)	485	183
Research and development expenditure expensed (within research and product development, note 2)	40	21
Foreign exchange (gains)/losses	(92)	27
Share-based payment charge	1,197	787
Total	6,841	3,651

8.	Employee information

Staff costs, including directors’ remuneration, were as follows:

	2026	2025
Wages and salaries	10,935	7,360
Social security costs	1,380	832
Cost of defined contribution scheme	751	478
Share-based payment charge	1,197	786
Total	14,263	9,456

The average monthly number of employees, including directors, during the year was 168 (2025: 115).

9.	Directors’ remuneration and key management compensation

Key management personnel comprise the directors, being those persons having authority and responsibility for planning, directing and controlling the activities of the Company.

	2026	2025
Salaries and short-term employee benefits	668	689
Share-based compensation	395	146
Post-employment benefits	142	83
Total	1,205	918

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

9.	Directors’ remuneration and key management compensation (continued)

Directors who are not employees of the Company receive annual retainers and meeting fees for their services as directors and committee members.

During the year retirement benefits were accruing to 3 directors (2025: 3). The highest paid director received remuneration of £581,849 (2025: £381,984) and pension contributions of £67,477 (2025: £53,841). Key management personnel comprise the directors; total key management compensation for the year was £1,301,075 (2025: £1,009,107), including any share-based payment charge attributable to key management once quantified.

10.	Finance income and other

	2026	2025
Government grants	3	1,215
Damages, compensation and other	364	1,569
R&D credit - share recognised in income (note 12)	65	196
Interest income	280	809
Total	712	3,789

11.	Finance expense

	2026	2025
Convertible loan notes, interest on host liability at the effective rate	13,915	8,713
Fair value movement on embedded derivative	9,724	(2,032)
Interest on lease liabilities	1,648	915
Interest on bank and other loans	1,577	207
Bank charges and other interest	80	54
Total finance costs	26,944	7,857

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

12.	Income tax expense/(recovery)

	2026	2025
UK corporation tax	-	-
Deferred tax	-	-
Total income tax expense (recovery)	-	-

The income tax expense/(recovery) for the year differs from the amount that would arise by applying the standard rate of corporation tax in the UK of 25% to the loss before tax as follows:

	2026	2025
Loss before tax	(50,658)	(21,626)
Tax at the UK standard rate of corporation tax of 25%	(12,665)	(5,406)
R&D expenditure credit brought into charge	132	-
Expenses not deductible for tax purposes	54	2,154
Capital allowances and intangible deductions in excess of depreciation and amortisation	(776)	43
Interest disallowed under the corporate interest restriction and carried forward	5,959	-
Adjustments in respect of previous periods	2	(38)
Deferred tax not recognised on losses and timing differences	7,294	3,247
Total income tax expense (recovery)	-	-

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

13.	Intangible assets

Development costs		Total
Cost
At 1 April 2025	8,540	8,540
Additions, internally developed, net of transfers	5,852	5,852
R&D credit deducted from the carrying amount (IAS 20, note 12)	(196)	(196)
At 31 March 2026	14,196	14,196
Accumulated amortisation
At 1 April 2025	(268)	(268)
Charge for the year, net of the R&D credit relief	(485)	(485)
At 31 March 2026	(753)	(753)
Net book value
At 31 March 2026	13,444	13,444
At 1 April 2025	8,272	8,272

Year ended 31 March 2025

Development costs		Total
Cost
At 1 April 2024	4,496	4,496
Additions, internally developed, net of transfers	4,632	4,632
R&D credit deducted from the carrying amount (IAS 20, note 12)	(588)	(588)
At 31 March 2025	8,540	8,540
Accumulated amortisation
At 1 April 2024	(85)	(85)
Charge for the year, net of the R&D credit relief	(183)	(183)
At 31 March 2025	(333)	(333)
Net book value
At 31 March 2025	8,272	8,272
At 1 April 2024	4,412	4,412

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

14.	Property, plant and equipment

	Plant & machinery	Leasehold improvements	Motor vehicles	Fixtures, fittings & IT	Total
Cost
At 1 April 2025	46,966	60	119	325	47,470
Additions	15,469	-	7	127	15,603
Disposals	(302)	-	-	(3)	(305)
Transfers and adjustments	(6,505)	-	-	-	(6,505)
Other	(418)	-	-	(4)	(422)
At 31 March 2026	55,210	60	126	445	55,841
Accumulated depreciation
At 1 April 2025	(4,202)	(8)	(57)	(88)	(4,355)
Charge for the year	(4,592)	(6)	(16)	(64)	(4,678)
Other	19	-	-	3	22
At 31 March 2026	(8,775)	(14)	(73)	(149)	(9,011)
Net book value
At 31 March 2026	46,435	46	53	296	46,830
At 31 March 2025	42,764	52	62	237	43,115

Year ended 31 March 2025

	Plant & machinery	Leasehold improvements	Motor vehicles	Fixtures, fittings & IT	Total
Cost
At 1 April 2024	21,014	50	110	183	21,357
Additions	26,269	10	9	215	26,503
Disposals	(312)	-	-	(14)	(326)
Transfers	(5)	-	-	(59)	(64)
At 31 March 2025	46,966	60	119	325	47,470
Accumulated depreciation
At 1 April 2024	(1,674)	(4)	(40)	(32)	(1,750)
Charge for the year	(2,220)	(4)	(17)	(60)	(2,301)
Other	(308)	-	-	4	(304)
At 31 March 2025	(4,202)	(8)	(57)	(88)	(4,355)
Net book value
At 31 March 2025	42,764	52	62	237	43,115
At 1 April 2024	19,340	46	70	151	19,607

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

15.	Right-of-use assets

	Vehicles	Total
Carrying amount
At 1 April 2025	2,337	2,337
Additions	332	332
Depreciation	(533)	(533)
At 31 March 2026	2,136	2,136

Year ended 31 March 2025

	Vehicles	Total
Carrying amount
At 1 April 2024	379	379
Additions	2,290	2,290
Depreciation	(332)	(332)
At 31 March 2025	2,337	2,337

16.	Investment in joint venture

The company holds 50% of HyMarnham Power Ltd, a joint venture producing hydrogen at High Marnham, accounted for under the equity method. At 31 March 2026 the investment was the £50 subscription; the venture had not traded and its results were immaterial, so no share of results is recognised and the carrying amount is £50 (2025: £50; 1 April 2024: £nil). In April 2026 the company subscribed £2.0 million of equity and sub-debt and advanced £27.0 million of loans, and the venture began production; its results are equity accounted from then (note 33).

17.	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises purchase price and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using specific identification for individually identifiable items and the weighted average cost method for other inventory items. Net realisable value represents the estimated selling price less estimated costs of completion and costs necessary to make the sale.

	2026	2025
Raw materials and consumables	2,275	-
Work in Progress	27,331	21,742
Finished Goods	5,824	-
Total inventories	35,430	21,742

The amount of inventories recognised as an expense during the year and included within cost of sales was nil (2025: nil).

18.	Deferred tax

No deferred tax is recognised at any date presented. At 31 March 2026 unrecognised deferred tax assets were approximately £19.1 million (at 25%): trading losses £69.3 million, non-trading deficits £3.0 million and £29.8 million of interest disallowed under the corporate interest restriction, net of a £6.6 million liability on accelerated capital allowances.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

19.	Trade and other receivables

Amounts falling due within one year

	2026	2025
Trade receivables	6,343	1,567
Other receivables	1,491	2,873
Trade and other receivables	7,834	4,440
Prepayments	588	254
Capital equipment deposits	10,729	5,717
Prepaid expenses and other current assets	11,317	5,971

No amounts fall due after more than one year (2025: £nil). Prepaid expenses and other current assets are mainly capital equipment deposits of £10.7 million (2025: £5.7 million). The R&D credit receivable is shown on the face of the balance sheet (note 12).

Expected credit losses on trade and other receivables are not material at any date presented.

20.	Contract assets and liabilities

Contract assets are the right to consideration for performance in advance of billing and are presented separately in the statement of financial position; contract liabilities are consideration invoiced or received in advance of performance and are presented as deferred revenue.

21.	Cash and cash equivalents

	2026	2025
Cash at bank and in hand	7,819	6,422

Cash at bank is held across sterling, euro, Danish krone and US dollar accounts and earns interest at floating rates.

22.	Trade and other payables

	2026	2025
Trade payables	3,782	9,191
Other taxation and social security	31	-
Accruals	1,674	1,882
Other payables	396	-
Trade and other payables	5,883	11,073

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

23.	Borrowings

	2026	2025
Current portion of long-term debt, bank loans	6,052	1,108
Current portion of long-term debt, asset-backed financing and hire purchase	4,080	3,438
Current portion of long-term debt	10,132	4,546
Convertible loan notes, host liability at amortised cost	101,538	61,155
Convertible loan notes, conversion feature at fair value	11,663	1,403
Convertible loan notes	113,201	62,558
Long-term debt, bank loans	25,476	3,174
Long-term debt, asset-backed financing and hire purchase	10,659	7,256
Long-term debt, Eurotainer sale-and-hire-back (10 MEGCs)	2,981	-
Long-term debt	39,116	10,430

Bank and other loans

Bank and other loans comprise facilities with Barclays (£28.1 million) and HSBC (£3.4 million, including an asset loan of £4.7 million original principal repayable in monthly instalments to September 2029 secured over plant), together with a Bounce Back Loan. The obligations arising on the asset-backed financing transactions described below are presented within borrowings as secured borrowings (2026: £14.7 million; 2025: £10.7 million); the H2 Production Doncaster facility is presented within lease liabilities (note 24). The current portions of the bank loans are the instalments contractually due within twelve months: at 31 March 2026, £5.1 million on the Barclays facility (£27 million drawn November 2025, semi-annual repayments from September 2026, maturing March 2032) and £0.9m on the HSBC asset loan, together with the residual Bounce Back Loan; at 31 March 2025, £1.1 million on the HSBC asset loan and the Bounce Back Loan instalment. The Eurotainer sale-and-hire-back is repayable by monthly instalments of EUR 40.950k to December 2040 (undiscounted £6.3 million at the transaction rate), secured on the 10 MEGC trailers concerned.

Asset-backed financing arrangements

During the year ended 31 March 2025 the company entered into four sale-and-hire-purchase-back transactions, with Siemens Financial Services, Close Brothers (two arrangements) and BNP Paribas, for proceeds of £11,996k. During the year ended 31 March 2026 it entered into two further arrangements, with Siemens Financial Services and Close Brothers, for proceeds of £8,692k. In December 2025 the company also transferred 10 MEGC trailers to Eurotainer for EUR 3.4 million and hired them back for 15 years; title and control were retained, so the proceeds are a secured borrowing within long-term debt and the trailers remain in property, plant and equipment. Control of the plant did not pass to the financiers and none of the transfers is a sale under IFRS 15: the plant continues to be recognised within property, plant and equipment and the proceeds are recognised as secured borrowings measured at amortised cost.

Convertible loan notes

The convertible loan notes comprise three tranches: £56 million issued in February 2024 at 14%, £16 million issued in May 2025 at 16% and £11 million issued in July 2025 at 18% - £83 million principal in aggregate. Interest accrues and rolls up from issue; unless converted, the principal and accrued interest are due on 12 August 2026, and the notes are accordingly presented as current liabilities at 31 March 2026. The contractual balance at 31 March 2026 of £98.7 million comprises the £83 million principal and accrued interest, less unamortised arrangement fees. The carrying amount comprises the host liability at amortised cost of £101.5 million (2025: £61.2 million) and the embedded derivative at fair value of £11.7 million (2025: £1.4 million) - see notes 30 and 35. The notes are classified as current at 31 March 2026, as the 12 August 2026 maturity falls within twelve months of the reporting date; at 31 March 2025 and 1 April 2024 they are classified as non-current, consistent with their contractual maturity at those dates.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

23.	Borrowings (continued)

The notes convert into shares on a qualifying funding round, an exit event or at maturity. The conversion price varies, by reference to the lowest price of a future funding round less a discount, subject to a cap, and the class of shares varies with the conversion event; the fixed-for-fixed condition in IAS 32 is therefore not met and the notes are a financial liability in full. On transition, the conversion triggers, the exit payoff and the noteholder put are separated together as a single compound embedded derivative at fair value through profit or loss, and the host is measured at amortised cost at effective interest rates calibrated to third-party market quotes at issue (14% notes: 15.5%; 2025 tranches: 18.1%). The notes converted into 717,621 shares after the year end, see note 33 for more information.

24.	Lease liabilities

	2026	2025
Current	503	225
Non-current	1,625	2,034
Total lease liabilities	2,128	2,259

Maturity analysis, contractual undiscounted cash flows

	2026	2025
Within one year	656	559
Between one and five years	1,469	1,555
Over five years	697	1,007
Total undiscounted lease payments	2,822	3,121
Less: future finance charges	(694)	(862)
Present value of lease liabilities	2,128	2,259

25.	Changes in liabilities arising from financing activities

The table reconciles the opening and closing carrying amounts of liabilities arising from financing activities (borrowings, including the convertible loan notes, and lease liabilities), identifying financing cash flows and non-cash changes.

	Borrowings	Convertible loan notes	Lease liabilities	Total
At 1 April 2025	14,977	62,558	2,259	79,794
Financing cash flows	34,272	27,000	(542)	60,730
New leases (non-cash)	-	-	331	331
Interest accreted and fair value movement (non-cash)	-	23,643	80	23,723
At 31 March 2026	49,249	113,201	2,128	164,578

Non-cash movements on the convertible loan notes in the year comprise host interest accretion of £13.9m and the fair value movement on the embedded derivative of £10.3 million (including £0.5 million separated as the day-one derivative on the 2025 tranches); the £27.0 million of note proceeds are financing cash inflows.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

26.	Share capital

Allotted, called up and fully paid:

	2026	2025
373,471 (2025: 373,471) Ordinary shares of £1.00 each	374	374
241,241 (2025: 241,241) Series A shares of £1.00 each	241	241
Total called up share capital	615	615

Ordinary shares rank pari passu with other equity shares for voting and dividends and rank last in participation on a distribution of assets, including on a winding up. Series A shares rank pari passu for voting and dividends and rank most senior in participation on a distribution of assets. Neither class is redeemable.

27.	Reserves

Share premium account. The premium arising on the issue of shares classified as equity, net of issue costs.

Retained earnings. Cumulative profits and losses, including on completion of the transition the cumulative effect of the adjustments arising on adoption of IFRS.

28.	Share-based payments

The company operates an equity-settled Company Share Option Plan (CSOP). Options were granted under the CSOP over £1.00 ordinary shares at an exercise price of £24.45 per share on 20 October 2023 (41,573 options), 27 November 2023 (3,172 options), 22 July 2024 (14,807 options), 3 February 2026 (6,903 options) and 2 June 2026 (33,933 options). Options vest three years from the vesting-commencement date, subject to continued employment, and have a ten-year contractual life; in practice exercise is expected on an exit event. Under the scheme rules, options become exercisable in full, vested and unvested, on a change of control of the company.

The awards were unvested at the date of transition, so the IFRS 1 D2 exemption is not available and IFRS 2 is applied in full: the grant-date fair value, measured using a Black-Scholes model, is recognised over each three-year vesting period, with a cumulative catch-up in opening retained earnings at 1 April 2024 and charges in each of FY25 and FY26. For the June 2026 awards, employees began rendering services from the vesting-commencement date of 25 February 2026, before the legal grant date; the charge is therefore recognised from that date based on an estimate of the grant-date fair value. The February 2026 awards are recognised from their grant date, which is also their vesting-commencement date. Both awards are included in the movements below. The announced acquisition of the company (note 33) would accelerate the residual unvested charge into FY27.

Share option movements

	2026 Number	2026 WAEP £	2025 Number	2025 WAEP £
Outstanding at start of year	59,552	24.45	44,745	24.45
Granted during the year	40,836	24.45	14,807	24.45
Forfeited / exercised during the year	-	-	-	-
Outstanding at end of year	100,388	24.45	59,552	24.45
Exercisable at end of year	-	-	-	-

The options were not exercisable at either year end; awards vest on the third anniversary of the respective grant dates, with the October 2023 awards vesting on 20 October 2026. The weighted average remaining contractual life at 31 March 2026 was 8.8 years and the weighted average exercise price of all awards is £24.45.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

28.	Share-based payments (continued)

Share-based payment charge

	2026	2025
Equity-settled share-based payment charge	1,050	774
Employer NIC on share options (provision)	147	12
Total charge (within administrative expenses)	1,197	786

A cumulative charge of £292k was recognised in opening retained earnings at 1 April 2024 against contributed surplus. The charge for the year was £1,050k (2025: £774k), with employer NIC of £147k (2025: £12k) provided on unapproved options. Option numbers reflect the register confirmed on completion of the acquisition (note 33): 100,388 outstanding at 31 March 2026 (2025: 59,552), of which 31,313 (2025: 7,216) unapproved.

Weighted average assumptions

Grant on 20 October 2023		Grant on 22 July 2024	Grant on February 2026	Grant on June 2026
Share price at grant date (£)	61.12	50.54	185	185
Exercise price (£)	24.45	24.45	24.45	24.45
Expected volatility (%)	52	50	50	50
Expected life (years)	6.5	6.5	6.5	6.5
Risk-free interest rate (%)	4.5	4.3	4.1	4.4
Expected dividend yield (%)	Nil	Nil	Nil	Nil
Fair value per option (£)	44.64	32.12	161.24	160.90

The fair value of the options is measured using a Black-Scholes model, with the expected life measured to the expected exit date.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

29.	Financial instruments, risk management

Credit risk

The company applies the IFRS 9 simplified approach, measuring lifetime expected credit losses on trade receivables and contract assets. Expected credit losses are not material at any date presented; the principal other receivables are capital equipment deposits and the euro reserve account, which the directors assess for recoverability by reference to the counterparties and the underlying projects.

Liquidity risk

The company’s most significant liquidity exposure is the maturity of the convertible loan notes on 12 August 2026 (£113.2 million carrying amount at 31 March 2026 (contractual principal and interest at maturity: £107.6 million)), addressed through the expected conversion on completion of the announced acquisition (note 33) and the going concern assessment in note 2. The following table shows the contractual undiscounted cash flows of financial liabilities at 31 March 2026:

	Within 1 yr	1-2 yrs	2-5 yrs	Over 5 yrs	Total
Convertible loan notes	107,648	-	-	-	107,648
Bank borrowings and asset-backed financing obligations	14,634	13,495	26,213	5,448	59,790
Lease liabilities	656	488	981	697	2,822
Trade payables and accruals (financial liabilities)	5,833	-	-	-	5,833
Total	128,771	13,983	27,194	6,145	176,093

The convertible loan note amount within one year is the £83m principal plus rolled-up interest to the 12 August 2026 maturity (£107.6m in aggregate).

Market risk

The company is exposed to interest rate risk on floating-rate borrowings, and to foreign currency risk principally on its euro-denominated lease and contract balances and its Danish krone balances with the subsidiary. The fair value of the embedded derivative within the convertible loan notes is exposed to changes in the probability and pricing of the conversion scenarios. The estimated effect on the loss before tax of reasonably possible changes in each risk variable, with all other variables held constant, is:

	Change	Effect on loss before tax
Interest rates	+100 bp	(78)
Interest rates	-100 bp	78
GBP:EUR exchange rate	+10%	(40)
GBP:EUR exchange rate	-10%	49
GBP:DKK exchange rate	+10%	16
GBP:DKK exchange rate	-10%	(19)

Capital management

The company manages its capital to ensure it can continue as a going concern while funding the growth of the HPU fleet, monitoring net debt (borrowings and lease liabilities less cash) against equity. The capital structure at 31 March 2026 comprised net debt of £156.8 million and net liabilities of £46.3 million, reflecting the classification of the convertible loan notes as debt pending their expected conversion.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

30.	Fair value measurement

The disclosure of the fair value of financial instruments is based on the following fair value hierarchy:

•	Level 1: Quoted, unadjusted prices in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Unobservable inputs for the asset or liability.

The compound embedded derivative separated from the convertible loan notes is measured at fair value through profit or loss and is categorised within Level 3 of the fair value hierarchy. It is valued using a probability-weighted scenario model whose significant unobservable inputs are the probabilities of pre-maturity conversion, conversion at maturity and exit settlement, with issue-date values calibrated to third-party bank quotes for equivalent non-convertible debt.

Financial liabilities measured at fair value

£’000	Level 1	Level 2	Level 3	Total
Embedded derivative, 31 March 2026	-	-	11,663	11,663
Embedded derivative, 31 March 2025	-	-	1,402	1,402
Embedded derivative, 1 April 2024	-	-	3,434	3,434

Reconciliation of Level 3 fair value

	2026	2025
At start of year	1,402	3,434
Recognised on issue of notes	536	-
Fair value movement recognised in finance costs	9,724	(2,032)
At end of year	11,662	1,402

Significant unobservable inputs (Level 3)

Input	Range	Relationship to fair value
Probability of pre-maturity conversion	5%, 22%	Higher probability increases fair value
Probability of conversion at maturity	78%, 95%	Higher probability increases fair value
Equity value per share on conversion	£163.03, £185.00	Higher share value increases fair value
Market discount rate (issue-date EIR)	15.5%-18.1%	Higher rate decreases fair value

The fair value is most sensitive to the expected equity value per share: a decrease from £185.00 to £180.00 would decrease the year-end fair value by £2.3 million, and reversion to the £163.03 contractual maturity conversion price would decrease it by £10.0 million. A 5 percentage point increase in the probability of pre-maturity conversion would increase the fair value by £1.1 million. The valuation is calibrated to quotations obtained from third-party lenders for equivalent non-convertible debt (market yields of 15.5%, 18.1%).

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

31.	Capital commitments and contingent liabilities

At 31 March 2026, the company had capital commitments of £32,429k (2025: £31,240k) contracted for but not provided for in these financial statements. These commitments principally relate to the purchase and construction of production units.

The company had no material contingent liabilities at 31 March 2026 (2025: £nil).

32.	Related party transactions

The company’s related parties comprise its directors and other key management personnel, its shareholders, its subsidiary GeoPura (Europe) ApS and the HyMarnham Power joint venture. Unless otherwise stated, transactions with related parties were carried out on an arm’s length basis.

Shareholders

The convertible loan notes were issued to shareholders including Barclays Sustainable Impact Capital, General Motors Ventures, SWEN Capital Partners, Siemens Energy Ventures and the National Wealth Fund; £27 million of notes were issued during the year (May and July 2025 tranches) and interest of £13.9 million (2025: £8.7 million) accrued during the year on the effective interest basis, with the notes and accrued interest outstanding at the year end (note 23).

During the year, the company made sales of £nil (2025: £nil) to, and purchases of £11,477k (£11,737k) from certain shareholders of the company. At the year end, the company was owed £nil (2025: £nil) from, and owed £599k (2025: £1,805k) to, certain shareholders of the company.

Subsidiary

Balances and transactions between the company and its subsidiary, including the intercompany loan to GeoPura (Europe) ApS, are eliminated on consolidation and are not disclosed here; they will be disclosed in the parent company’s individual financial statements.

Joint venture

At 31 March 2026 the group held £27.2 million of units and work in progress for transfer to the HyMarnham Power joint venture, presented within inventories (note 17); these were sold to the joint venture after the year end (note 33).

Directors

During the year, the company reimbursed expenses of £2k (2025: £28k) to certain directors of the company.

33.	Events after the reporting period

Acquisition by Ballard Power Systems Inc. The sale agreed on 23 June 2026 (£275 million upfront, up to £27.5 million contingent) completed on 28 August 2026. All 100,388 options were exercised at £24.45 and the shares sold to Ballard; 25,090 ESOP options were replaced by Ballard restricted share units. The unrecognised fair value of the vested options is charged to completion. Transaction costs and completion bonuses of c.£4.8m were incurred.

Convertible loan notes. A deed after the year end set the maturity conversion price at £150. On 12 August 2026 the notes converted into 717,621 shares; the host liability and the derivative (remeasured to £27.4m) were derecognised and £135.0 million credited to equity.

High Marnham joint venture. In April 2026 the company completed the EPC supply, transferred the £27.2 million of production units held in inventories (note 17) and recognised revenue of £27.4 million, settled by the £2.0 million subscription and £27.0 million of loans to the venture, which is equity accounted from that date.

Share options: 33,933 options were granted on 2 June 2026 (fair value £160.90), recognised from the 25 February 2026 vesting-commencement date; after the sale agreement the expected vesting date became the completion date.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

34.	Ultimate controlling party

At 31 March 2026 A Cunningham controlled the company by majority shareholding. Since 28 August 2026 the ultimate parent and controlling party is Ballard Power Systems Inc. (Canada), whose consolidated financial statements are available at www.ballard.com.

35.	Explanation of transition to IFRS

These are the group’s first consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. For periods up to and including the year ended 31 March 2025, the company prepared its financial statements in accordance with FRS 102 (previous GAAP). The date of transition is 1 April 2024. In preparing its opening IFRS statement of financial position and comparative information, the company has adjusted amounts reported previously under FRS 102. This note explains the principal adjustments and their effect on the company’s financial position, financial performance and cash flows.

Optional exemptions applied

Lease definition (IFRS 1.D9). The company has assessed whether contracts existing at the date of transition contain a lease on the basis of facts and circumstances at that date.

Leases (IFRS 1.D9B and D9D). Lease liabilities for leases previously classified as operating leases have been measured at the present value of the remaining lease payments at 1 April 2024, discounted using the incremental borrowing rate at that date, with right-of-use assets measured at an amount equal to the lease liability, adjusted for prepaid or accrued lease payments. The D9D practical expedients, including a single discount rate for portfolios of similar leases and the exclusion of leases ending within twelve months of transition, have been applied where relevant.

Deemed cost (IFRS 1.D5-D8). Not applied: previous GAAP measured property, plant and equipment under the cost model, so full retrospective application of IAS 16 produces the same carrying amounts.

Borrowing costs (IFRS 1.D23). IAS 23 is applied to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 April 2024.

Share-based payments (IFRS 1.D2). The exemption is available only for awards that vested before the date of transition. The company’s CSOP options were unvested at 1 April 2024, so the exemption does not apply and IFRS 2 has been applied to those awards in full.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

35.	Explanation of transition to IFRS (continued)

Mandatory exceptions applied

Estimates at 1 April 2024 and 31 March 2025 are consistent with those made at the same dates under FRS 102, adjusted only for differences in accounting policies (IFRS 1.14-17). Classification and measurement of financial assets is assessed on the facts at the date of transition (IFRS 1.B8-B8C). The expected credit loss requirements are applied using reasonable and supportable information available at transition without undue cost or effort (IFRS 1.B8D). Whether an embedded derivative is separated from its host contract is assessed on the conditions at the later of the date the company first became a party to the contract and the date a reassessment is required by IFRS 9 (IFRS 1.B9). Derecognition of financial assets and liabilities is applied prospectively from the date of transition (IFRS 1.B2-B3); hedge accounting and non-controlling interests are not applicable.

Adjustments arising on transition

(a) Convertible loan notes (IAS 32 / IFRS 9). The conversion feature fails the fixed-for-fixed condition, so the notes are a liability in full and the FRS 102 convertible loan note reserve reverses. The conversion features are a single embedded derivative at fair value through profit or loss and the host is carried at amortised cost. Equity effect £(1.7) million at 1 April 2024 and £(0.6)m at 31 March 2025; FY25 finance cost £1.1m lower.

(b) Share-based payments (IFRS 2). The unvested options are expensed over their vesting periods at grant-date fair value, with employer payroll taxes provided on the unapproved options. The charge is credited to contributed surplus, so the equity effect is limited to the NIC provision (£5k at 1 April 2024; £18k at 31 March 2025); FY25 loss £786k higher.

(c) Leases (IFRS 16). Vehicle leases are recognised as right-of-use assets and lease liabilities; hire purchase obligations other than the asset-backed financing are presented as lease liabilities. Equity effect nil at 1 April 2024 and £(12)k at 31 March 2025.

(d) Asset-backed financing (IFRS 16.98-103). The sale-and-hire-purchase-back arrangements do not transfer control of the plant, so the plant remains in property, plant and equipment and the proceeds (£11,996k in FY25 and £8,692k in FY26) are secured borrowings; the FRS 102 deferred loss reverses. All arrangements post-date 1 April 2024. Equity effect £0.4 million at 31 March 2025; FY25 loss £0.4m lower.

(e) Presentation (IFRS 15 / IAS 20). Grant income and damages are presented within finance income (loss) and other; accrued and deferred income as contract assets and liabilities; and the hydrogen production units held for the joint venture as inventories. No effect on equity or the loss.

(f) Expected credit losses (IFRS 9). Not material at any date presented; no adjustment.

(g) R&D credit (IAS 20) and deferred tax (IAS 12). The R&D credit is government assistance: for FY25, £588k is deducted from intangible assets and £196k recognised in other income, and the receivable is shown as R&D credit receivable (note 12). Equity effect £(588)k at 31 March 2025. No net deferred tax is recognised at any date: the liability on fixed asset timing differences is covered by unrecognised losses (note 18).

(h) Borrowing costs (IAS 23). The difference from the interest capitalised under FRS 102 is c.£0.1 million in aggregate and is not adjusted.

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

35.	Explanation of transition to IFRS (continued)

Reconciliations of equity and total comprehensive income

The FRS 102 amounts are re-presented onto the IFRS captions used in the statement of financial position; each IFRS amount agrees to the face of the statements. Letters refer to the adjustments above.

Reconciliation of equity at 1 April 2024 (date of transition) £’000:

	Note	FRS 102	Effect	IFRS
Current assets
Cash and cash equivalents		39,981	-	39,981
Trade and other receivables	d, e	10,719	(1,545)	9,174
Contract assets	e	-	1,545	1,545
R&D credit receivable	g	1,302	-	1,302
Prepaid expenses and other current assets		14,561	-	14,561
Total current assets		66,563	-	66,563
Non-current assets
Property, plant and equipment	d	19,607	-	19,607
Right-of-use assets	c	-	379	379
Intangible assets	g	4,412	-	4,412
Total non-current assets		24,019	379	24,398
Total assets		90,582	379	90,961
Current liabilities
Trade and other payables	a	(11,170)	1,106	(10,064)
Deferred revenue		(401)	-	(401)
Current lease liabilities	c, d	-	(136)	(136)
Total current liabilities		(11,571)	970	(10,601)
Non-current liabilities
Long-term debt	d	(26)	-	(26)
Convertible loan notes - non-current	a	(53,123)	(2,744)	(55,867)
Non-current lease liabilities	c, d	-	(258)	(258)
Other non-current liabilities	b	-	(5)	(5)
Total non-current liabilities		(53,149)	(3,007)	(56,156)
Total liabilities		(64,720)	(2,037)	(66,757)
Net assets / (liabilities)		25,862	(1,658)	24,204
Equity
Share capital		615	-	615
Share premium		41,700	-	41,700
Contributed surplus	a, b	1,661	(1,369)	292
Accumulated deficit	a-d, g	(18,114)	(289)	(18,403)
Total equity		25,862	(1,658)	24,204

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

35.	Explanation of transition to IFRS (continued)

Reconciliation of equity at 31 March 2025 £’000:

	Note	FRS 102	Effect	IFRS
Current assets
Cash and cash equivalents		6,422	-	6,422
Trade and other receivables	d, e	6,115	(1,675)	4,440
Contract assets	e	-	662	662
R&D credit receivable	g	1,435	-	1,435
Inventories	e	21,742	-	21,742
Prepaid expenses and other current assets		5,971	-	5,971
Total current assets		41,685	(1,013)	40,672
Non-current assets
Property, plant and equipment	d	41,034	2,081	43,115
Right-of-use assets	c	-	2,337	2,337
Intangible assets	g	8,860	(588)	8,272
Other non-current assets	d	2,531	(2,531)	-
Total non-current assets		52,425	1,299	53,724
Total assets		94,111	285	94,396
Current liabilities
Trade and other payables	a	(9,945)	(1,128)	(11,073)
Deferred revenue		(159)	-	(159)
Current portion of long-term debt	d	(4,547)	-	(4,547)
Current lease liabilities	c, d	-	(225)	(225)
Total current liabilities		(14,651)	(1,353)	(16,004)
Non-current liabilities
Long-term debt	d	(10,430)	-	(10,430)
Convertible loan notes - non-current	a	(64,875)	2,317	(62,558)
Non-current lease liabilities	c, d	-	(2,034)	(2,034)
Other non-current liabilities	b	-	(18)	(18)
Total non-current liabilities		(75,306)	266	(75,040)
Total liabilities		(89,956)	(1,088)	(91,044)
Net assets / (liabilities)		4,155	(803)	3,352
Equity
Share capital		615	-	615
Share premium		41,700	-	41,700
Contributed surplus	a, b	1,661	(595)	1,066
Accumulated deficit	a-d, g	(39,821)	(208)	(40,029)
Total equity		4,155	(803)	3,352

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

35.	Explanation of transition to IFRS (continued)

Reconciliation of total comprehensive income for the year ended 31 March 2025 £’000:

	Note	FRS 102	Effect	IFRS
Product and service revenues	e	7,229	(2,784)	4,445
Cost of product and service revenues		(5,699)	-	(5,699)
Gross margin		1,530	(2,784)	(1,254)
Administrative expenses (analysed by function in note 8)	b, c, d	(15,876)	(428)	(16,304)
Results from operating activities		(14,346)	(3,212)	(17,558)
Finance income (loss) and other	e, g	809	2,980	3,789
Finance expense	a	(8,956)	1,099	(7,857)
Loss before income taxes		(22,493)	867	(21,626)
Income tax expense (recovery)	g	785	(785)	-
Net loss and total comprehensive loss for the year		(21,708)	82	(21,626)

Appendix B

Unaudited Condensed Interim Financial Statements of GeoPura Limited

(See attached.)

GeoPura Ltd

GeoPura Ltd.

Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2026

(Expressed in thousands of pounds sterling)

1

GeoPura Ltd

GeoPura Ltd.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Unaudited (Expressed in thousands of pounds sterling)

	Note	Interim June 30, 2026	Interim June 30, 2025
Product and service revenues	17	29,587	957
Cost of product and service revenues		(33,001)	(3,037)
Gross margin		(3,414)	(2,080)
Operating expenses:
Research and product development		(5,393)	(1,999)
General and administrative		(1,594)	(867)
Sales and marketing		(1,001)	(523)
Total operating expenses		(7,988)	(3,389)
Results from operating activities		(11,402)	(5,469)
Finance income and other	18	631	47
Finance expense	18	(4,726)	(3,051)
Equity in loss of investment in joint venture	9	(590)	-
Loss before income taxes		(16,087)	(8,473)
Net loss for the period		(16,087)	(8,473)
Other comprehensive income (loss):
Foreign currency translation differences		33	-
Total comprehensive loss for the period		(16,054)	(8,473)

2

GeoPura Ltd

GeoPura Ltd.

Condensed Consolidated Interim Statements of Financial Position

Unaudited (Expressed in thousands of pounds sterling)

	Note	June 30, 2026	March 31, 2026
Assets
Current assets
Cash and cash equivalents		7,999	7,819
Trade and other receivables	5	7,300	7,834
Contract assets	5	2,801	3,268
R&D credit receivable	5	437	1,046
Current portion of loans receivable from joint venture	9	3,511	-
Inventories	6	8,781	35,430
Prepaid expenses and other current assets	7	10,616	11,317
Total current assets		41,446	66,714
Non-current assets
Property, plant and equipment	7	50,805	46,830
Right-of-use assets	7	2,289	2,136
Intangible assets	8	14,734	13,444
Equity-accounted investment	9	1,410	–
Loans receivable from joint venture	9	24,000	–
Total assets		134,684	129,124
Liabilities
Current liabilities
Trade and other payables	10	13,683	5,883
Deferred revenue	11	6,664	4,755
Current portion of long-term debt	12	9,212	10,132
Convertible loan notes	13	116,618	113,201
Current lease liabilities	12	556	503
Total current liabilities		146,733	134,474
Non-current liabilities
Long-term debt	12	45,252	39,116
Convertible loan notes	13	–	–
Non-current lease liabilities	13	1,768	1,625
Other non-current liabilities	13	407	165
Total liabilities		194,160	175,380
Equity
Share capital	15	615	615
Share premium	16	41,700	41,700
Contributed surplus	16	4,950	2,116
Accumulated other comprehensive income (loss)		33	–
Accumulated deficit		(106,774)	(90,687)
Total equity (deficiency)		(59,476)	(46,256)
Total liabilities and equity		134,684	129,124

3

GeoPura Ltd

GeoPura Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

Unaudited (Expressed in thousands of pounds sterling)

	Note	Number of shares	Share capital		Share premium	Contributed surplus	Accumulated deficit and OCI	Total equity
Balance at March 31, 2025	15	614,712	£’000	615	41,700	1,066	(40,029)	3,352
Net loss for the period				–	–	–	(8,473)	(8,473)
Share-based compensation	16			–	–	205	–	205
Foreign currency translation differences				–	–	–	–	–
Balance at June 30, 2025				615	41,700	1,271	(48,502)	(4,916)
Balance at March 31, 2026	15	614,712		615	41,700	2,116	(90,687)	(46,256)
Net loss for the period				–	–	–	(16,087)	(16,087)
Share-based compensation	16			–	–	2,834	–	2,834
Foreign currency translation differences				–	–	–	33	33
Balance at June 30, 2026		614,712	£’000	615	41,700	4,950	(106,741)	(59,476)

4

GeoPura Ltd

GeoPura Ltd.

Condensed Consolidated Statements of Cash Flows

Unaudited (Expressed in thousands of pounds sterling)

	Note	Interim period ended June 30, 2026	Interim period ended June 30, 2025
Cash provided by (used in):
Operating activities:
Net loss for the period		(16,087)	(8,473)
Adjustments for items not affecting cash:
Depreciation and amortisation	7	1,646	1,427
Share-based compensation and related social security		3,076	210
Finance expense	8	4,726	3,051
Finance income and other	8	(631)	-47
Gain on derecognition of leases		(1)	-
Equity in loss of investment in joint venture		590	-
Consideration for the supply of equipment to the joint venture settled by loans and investment (note 9)		(29,000)	-
Changes in non-cash working capital:
Trade and other receivables, contract assets and R&D credit receivable
Prepaid expenses		1,611	1,526
Inventories		135	44
Trade and other payables		26,648	(3,317)
Deferred revenue		7,800	(2,230)
Cash provided by (used in) operations		2,422	(7,944)
Interest received		60	47
Interest paid		(1,320)	(381)
Net cash provided by (used in) operating activities		1,162	(8,278)
Investing activities:
Purchase of property, plant and equipment, including deposits	7	(4,592)	(6,189)
Purchase of intangible assets	8	(1,546)	(1,086)
Net cash provided by (used in) investing activities		(6,138)	(7,275)
Financing activities:
Proceeds from issue of convertible loan notes		–	16,000
Net proceeds from (repayment of) bank borrowings and asset-backed financing		5,215	(677)
Payment of principal portion of lease liabilities		(133)	(239)
Net cash provided by (used in) financing activities		5,082	15,084
Effect of exchange rate changes		74	(15)
Increase (decrease) in cash and cash equivalents		106	(469)
Cash and cash equivalents, beginning of period		7,819	6,422
Cash and cash equivalents, end of period		7,999	5,938

5

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements

3 months ended June 30 2026

Unaudited (Tabular amounts expressed in thousands of pounds sterling, except number of options and per option amounts)

1.	General information

GeoPura Ltd (the “Company”) is a private company limited by shares, incorporated in England and Wales, with its registered office in Nottingham, United Kingdom. The unaudited condensed consolidated interim financial statements comprise the Company and its subsidiary GeoPura (Europe) ApS (together, the “Group”). The Group supplies hydrogen-fuelled power as a service through its fleet of hydrogen power units, sells hydrogen power units and hydrogen production equipment, and holds a 50% interest in HyMarnham Power Ltd, a joint venture producing hydrogen at High Marnham. On June 23, 2026 the Company’s shareholders agreed to sell the Company to Ballard Power Systems Inc.; the acquisition was completed on August 28, 2026 (note 21).

2.	Basis of preparation and statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They do not include all of the information required for full annual financial statements and should be read together with the Group’s financial statements for the year ended March 31, 2026.

The financial statements for the interim period ended June 30, 2026 were authorised for issue under a resolution of the directors on November 9, 2026.

The financial statements are prepared on the historical cost basis, except for the embedded derivative within the convertible loan notes, which is measured at fair value through profit or loss, and share-based compensation, which is measured at grant-date fair value. They are presented in pounds sterling, the functional currency of the Company, rounded to the nearest thousand; the subsidiary’s functional currency is the Danish krone and exchange differences on its translation are recognised in other comprehensive income.

Going concern

The company has been a wholly-owned subsidiary of Ballard Power Systems Inc. since August 28, 2026. Forecasts for at least twelve months from approval show that capital expenditure and working capital depend on parent funding; Ballard has confirmed it will provide the support needed to meet liabilities as they fall due. The financial statements are therefore prepared on the going concern basis.

3.	Material accounting policies

The accounting policies applied are those set out in the Group’s financial statements for the year ended March 31, 2026.

The Group’s 50% interest in HyMarnham Power Ltd, which commenced operations in April 2026, is accounted for using the equity method from that date (note 9). The investment is initially recognised at cost and subsequently adjusted to recognise the Group’s share of the joint venture’s profit or loss and other comprehensive income.

The Group also considers long-term interests that, in substance, form part of its net investment in the joint venture when determining the extent to which the Group’s share of losses is recognised. Once the Group’s interest in the joint venture has been reduced to nil, additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Loans to the joint venture that do not form part of the Group’s net investment are accounted for separately as financial assets.

Standards issued but not yet effective which may be relevant to the company are: IFRS 18 Presentation and Disclosure in Financial Statements (effective 1 January 2027), which replaces IAS 1 and introduces defined subtotals and disclosure of management-defined performance measures, the company is assessing its impact; and IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective 1 January 2027), which the company’s Danish subsidiary may be eligible to apply in its own reporting. The company does not plan to adopt these standards early.

6

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

4.	Critical judgements and key sources of estimation uncertainty

The critical judgements and key sources of estimation uncertainty are those described in the Group’s financial statements for the year ended March 31, 2026. The principal estimates affecting these interim financial statements are:

•	The fair value of the conversion feature embedded in the convertible loan notes (note 13), which is measured using a scenario-based model whose principal inputs are the expected conversion scenario, the equity value per ordinary share and the discount rate. The amendment to the conversion price agreed after June 30, 2026 is a non-adjusting event.

•	Share-based compensation (note 16): the grant-date fair value of share options and, following the agreement for the sale of the Company, the expected vesting date; the related employer social security is measured at the period-end share value.

5.	Trade and other receivables

£’000	June 30, 2026	March 31, 2026
Trade receivables	1,089	6,343
VAT facility loan to HyMarnham Power (note 9)	5,950	–
Other receivables	261	1,491
Trade and other receivables	7,300	7,834
Contract assets (accrued income on contracts with customers)	2,801	3,268
R&D credit receivable	437	1,046
Current portion of loans receivable from joint venture	3,511	–

6.	Inventories

	June 30, 2026	March 31, 2026
Raw Materials and Consumables	2,303	2,275
Work in progress	343	27,331
Finished Goods	6,135	5,824
Total inventories	8,781	35,430

The amount of inventories recognised as an expense during the period and included within cost of sales was £27.2 million (March 31, 2026: nil).

7

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

7.	Property, plant and equipment and right-of-use assets

	June 30, 2026	March 31, 2026
Owned property, plant and equipment	50,805	46,830
Right-of-use assets - vehicle contract hire	2,289	2,136
Property, plant and equipment and right-of-use assets	53,094	48,966

June 30, 2026
Carrying amount, beginning of period	48,966
Additions, net of transfers and reclassifications	5,498
Depreciation	(1,370)
Carrying amount, end of period	53,094

Plant subject to the asset-backed financing arrangements is included within owned property, plant and equipment; the obligations are within long-term debt (note 12). Capital equipment deposits of £10.6 million at June 30, 2026 (March 31, 2026: £10.7 million) are within prepaid expenses and other current assets.

Three months ended June 30, 2026
Depreciation of property, plant and equipment (owned)	1,206
Depreciation of right-of-use assets	164
Amortisation of intangible assets	276

8.	Intangible assets

June 30, 2026
Carrying amount, beginning of period	13,444
Additions - capitalised development costs	1,566
R&D credit deducted from the carrying amount	–
Amortisation	(276)
Carrying amount, end of period	14,734

Intangible assets comprise capitalised development costs, amortised over ten years from the date the asset is available for use.

8

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

9.	Investment in and loans to joint venture

HyMarnham Power Ltd is a joint venture developing a hydrogen production facility at High Marnham. In April 2026 the Group subscribed £2.0 million of equity and subordinated debt and advanced £27.0 million under loan facilities A and B, together with a £5.95 million VAT facility loan within trade and other receivables.

The Group accounts for its 50% interest under the equity method: its share of the joint venture’s loss before tax for the quarter (£590k) is recognised against the investment.

The supply of equipment to the joint venture was made at a loss, so no unrealised margin arises. To March 31, 2026 the joint venture had not commenced operations and the investment was carried at cost. Facility A (£20.0 million, Bank Rate plus 7.17%) is repayable in six-monthly instalments from September 30, 2026 to March 31, 2032 and Facility B (£7.0 million, Bank Rate plus 8.17%) from September 30, 2032 to March 31, 2035; interest is paid at the end of each six-month interest period. The instalments due within twelve months (£3.0 million) and the interest accrued to June 30, 2026 (£511k, received September 30, 2026) are presented as current.

Long-term purchase agreement

The Group has entered into a long-term hydrogen purchase agreement with HyMarnham Power Limited under which the Group has committed to purchase hydrogen produced by the joint venture over the term of the agreement. The agreement includes minimum purchase commitments and pricing mechanisms governing the amounts payable by the Group for hydrogen supplied.

Take-cost recovery mechanism

Under the hydrogen purchase arrangements with HyMarnham Power Ltd, the Group is subject to a take-cost recovery mechanism for the period from 1 April 2026 to 31 March 2028. Where revenues generated by the hydrogen production facility are insufficient to cover specified operating costs and financing costs, the Group may be required to make additional payments to HyMarnham Power Ltd in accordance with the contractual mechanism. The arrangement is intended to support recovery of specified costs during the initial operating period of the facility. An accrual was made for this in the period of £0.5 million.

Take-or-pay commitment

Under the hydrogen purchase agreement with HyMarnham Power Limited, the Group is subject to minimum hydrogen purchase commitments. Where the minimum contracted quantities are not taken, the Group may nevertheless be required to make payments in accordance with the take-or-pay provisions of the agreement.

At 30 June 2026, the Group’s estimated minimum contractual commitment under these arrangements was £100 million, of which £nil is payable within one year and £100 million thereafter.

Three months ended June 30, 2026
Carrying amount, beginning of period	–
Equity and subordinated debt subscription in the period	2,000
Share of loss of joint venture	(590)
Elimination of unrealised margin on downstream sales	–
Carrying amount, end of period	1,410

9

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

9.	Investment in and loans to joint venture (continued)

	Three months ended June 30, 2026	Three months ended March 31, 2026
Supply and transfer of hydrogen production units to HyMarnham Power (revenue)	27,382	–
Operation and maintenance services to HyMarnham Power (revenue)	56	57
Costs of operating the joint venture’s facility	595	–
Balance at period end: loans receivable	27,511	–
Balance at period end: VAT facility loan	5,950	–
Balance at period end: equity-accounted investment	1,410	–
Balance at period end: hydrogen production units held for transfer (inventories)	201	27,207

10.	Trade and other payables

	June 30, 2026	March 31, 2026
Trade payables	6,162	3,782
Accrued liabilities	2,983	1,674
Taxes and social security	4,328	31
Other	210	396
Total	13,683	5,883

11.	Deferred revenue

	June 30, 2026	March 31, 2026
Amounts invoiced in advance of delivery of hydrogen power units	3,808	3,496
Other deferred revenue	2,856	1,259
Total	6,664	4,755

June 30, 2026
Balance, beginning of period	4,755
Net amounts deferred (recognised) in the period	1,909
Balance, end of period	6,664

10

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

12.	Borrowings

	June 30, 2026	March 31, 2026
Current portion of long-term debt, bank loans	5,132	6,052
Current portion of long-term debt, asset-backed financing and hire purchase	4,080	4,080
Current portion of long-term debt	9,212	10,132
Convertible loan notes, host liability at amortised cost	105,648	101,538
Convertible loan notes, conversion feature at fair value	10,969	11,663
Convertible loan notes	116,618	113,201
Long-term debt, bank loans	25,476	25,476
Long-term debt, asset-backed financing and hire purchase	16,796	10,659
Long-term debt, Eurotainer sale-and-hire-back (10 MEGCs)	2,980	2,981
Long-term debt	45,252	39,116

	June 30, 2026	March 31, 2026
Term loan	27,404	28,098
Bank loans	3,204	3,430
Asset-backed financing and sale-and-hire-back obligations	20,876	14,740
Other	2,980	2,980
Total debt	54,464	49,249
Current debt	9,212	10,132
Long-term debt	45,252	39,116

The terms of the Group’s borrowings, including interest rates, security and covenants, are set out in note 23 of the Group’s financial statements for the year ended March 31, 2026. Those terms are unchanged in the period. In June 2026 the Group entered into seven further asset-backed financing arrangements for proceeds of £7.2 million, repayable between 4 to 6.5 years at between 7.39% to 8.95%, secured on the related plant. The Group complied with all covenants throughout the period and at June 30, 2026.

Convertible loan notes

The term loan of £27.0 million was drawn in November 2025 and is repayable in semi-annual instalments from September 2026 to March 2032. Bank loans are repayable in monthly instalments to September 2029. Asset-backed financing and sale-and-hire-back obligations arise on arrangements under which plant is sold to a financier and hired back; control of the plant is retained, so the plant remains in property, plant and equipment and the proceeds are secured borrowings at amortised cost. Seven further arrangements were entered into in June 2026 for proceeds of £7.2 million. Current portions are the instalments contractually due within twelve months.

	June 30, 2026	March 31, 2026
Host liability at amortised cost	105,648	101,538
Embedded derivative (conversion feature) at fair value	10,970	11,663
Convertible loan notes	116,618	113,201

11

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

12.	Borrowings (continued)

Convertible loan notes (continued)

Sensitivity of the conversion feature at June 30, 2026	Fair value £’000	Change £’000
Base case (£185 per share, 18% discount rate, conversion at maturity)	10,969	–
Equity value per share +10%	20,206	9,237
Equity value per share -10%	1,732	(9,237)
Discount rate +2 points	10,947	(22)
Discount rate -2 points	10,991	22
5% weighting to pre-maturity conversion (March 31, 2026 basis)	12,154	1,185

The convertible loan notes comprise £83 million of principal issued in three tranches bearing interest at 14%, 16% and 18%, rolled up to maturity on August 12, 2026. The conversion features do not meet the fixed-for-fixed condition and are accounted for as a single embedded derivative at fair value through profit or loss; the host liability is measured at amortised cost using effective interest rates of 16.7% to 19.2%. The fair value of the conversion feature is determined from the expected conversion scenario, the equity value per ordinary share (£185) and a discount rate of 18%. The notes are classified as current at June 30, 2026 and March 31, 2026 because they fell due within twelve months. On August 12, 2026 the notes were converted into 717,621 ordinary shares (note 21).

13.	Lease liabilities

	June 30, 2026	March 31, 2026
Current lease liabilities	556	503
Non-current lease liabilities	1,768	1,625
Total	2,324	2,128

	Three months ended June 30, 2026	Three months ended June 30, 2025
Depreciation of right-of-use assets	164	56
Interest on lease liabilities	11	9
Vehicle lease payments in the period	124	62
Total lease payments	133	239

14.	Other non-current liabilities

	June 30, 2026	March 31, 2026
Balance, beginning of period	165	127
Charge for the period	242	38
Balance, end of period	407	165

Employer social security on share options, measured at the period-end share value.

12

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

15.	Share capital

Allotted, called up and fully paid:

	June 30, 2026	March 31, 2026
373,471 (2025: 373,471) Ordinary shares of £1.00 each	374	374
241,241 (2025: 241,241) Series A shares of £1.00 each	241	241
Total called up share capital	615	615

Ordinary shares rank pari passu with other equity shares for voting and dividends and rank last in participation on a distribution of assets, including on a winding up. Series A shares rank pari passu for voting and dividends and rank most senior in participation on a distribution of assets. Neither class is redeemable.

16.	Share-based payments

£’000	Three months ended June 30, 2026	Three months ended March 31, 2026
Equity-settled share-based compensation (contributed surplus)	2,834	429
Employer social security on options (other non-current liabilities, Note 14)	242	38
Total	3,076	467

The above costs are included within research and product development (82%), sales and marketing (11%) and general and administrative (7%) expenses in the Income Statement.

	Three months ended June 30, 2026	Three months ended June 30, 2025
Options outstanding, beginning of period	66,455	59,552
Granted	33,933	0
Exercised / forfeited	–	–
Options outstanding, end of period	100,388	59,552
Weighted average exercise price (£)	24.45	24.45
Fair value per option granted (£)	160.90	–

Options vest three years from grant and vest in full on a change of control. Following the agreement on June 23, 2026 for the sale of the Company, the expected vesting date of unvested options was revised to the expected completion date and the cumulative charge adjusted accordingly.

17.	Revenue from contracts with customers

Disaggregation of revenue

	Three months ended June 30, 2026	Three months ended June 30, 2025
Energy as a service (HPU hire and hydrogen)	1,023	856
Project and equipment sales	28,375	–
Services, logistics and other	189	101
Total	29,587	957

13

GeoPura Ltd

GeoPura Ltd.

Notes to Consolidated Financial Statements (continued)

17.	Revenue from contracts with customers (continued)

Revenue by timing

	Three months ended June 30, 2026	Three months ended June 30, 2025
Revenue recognised over time	29,587	957
Total	29,587	957

Project and equipment sales for the three months ended June 30, 2026 include £27.4 million for the supply and transfer of the hydrogen production plant to the joint venture (note 9). Amounts invoiced for hydrogen production plant.

18.	Finance income and expense

	Three months ended June 30, 2026	Three months ended June 30, 2025
Interest income	60	47
Government grants and the share of the R&D credit recognised in income	59	–
Foreign exchange gain (loss)	(100)	92
Other	612	(92)
Finance income (loss) and other	631	47

	Three months ended June 30, 2026	Three months ended June 30, 2025
Convertible loan notes: interest at the effective rate and fair value movement on the conversion feature	(3,417)	(2,679)
Bank loan and asset-backed financing interest	(1,298)	(363)
Interest on lease liabilities (Note 13)	(11)	(9)
Finance expense	(4,726)	(3,051)

19.	Related party transactions

Transactions and balances with HyMarnham Power Ltd are set out in note 9. Key management compensation and transactions with shareholders (including the noteholders under the convertible loan notes) are as described in the annual financial statements; no new arrangements arose in the periods presented other than the loan facilities and equity subscription in the joint venture.

20.	Financial instruments and fair value

The embedded derivative in the convertible loan notes is the only instrument measured at fair value; it is classified in Level 3 of the fair value hierarchy, valued on the scenario model described in note 13 with the equity value per share, the discount rate and the scenario weighting as unobservable inputs. The carrying amounts of financial assets and liabilities at amortised cost approximate their fair values. The term loan and the loans to the joint venture bear interest at floating rates, SONIA or Bank Rate plus a margin. The asset-backed financing and sale-and-hire-back obligations bear fixed rates, are repaid in instalments, and were entered into between August 2024 and June 2026, and there has been no significant change in market rates or the Group’s credit risk that would cause a material difference.

14

GeoPura Ltd

GeoPura Ltd.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

20.	Financial instruments and fair value (continued)

Maturity analysis

The contractual undiscounted cash flows of financial liabilities, including interest, by the period in which they fall due (IFRS 7.39). Lease liabilities comprise vehicle contract hires and a hydrogen production facility; long-term debt includes the asset-backed financing and sale-and-hire-back arrangements. The convertible loan notes fell due on August 12, 2026 and were converted on that date.

June 30, 2026	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Long-term debt incl. current portion	14,452	14,843	30,498	18,517	78,310
Convertible loan notes	107,840	–	–	–	107,840
Lease liabilities	737	588	1,036	620	2,981
Total	123,029	15,431	31,534	19,137	189,131

March 31, 2026	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Convertible loan notes	107,648	-	-	-	107,648
Bank borrowings and asset-backed financing obligations	14,634	13,495	26,213	5,448	59,790
Lease liabilities	656	488	981	697	2,822
Trade payables and accruals (financial liabilities)	5,833	-	-	-	5,833
Total	128,771	13,983	27,194	6,145	176,093

21.	Subsequent events

•	Convertible loan notes: by a deed executed after June 30, 2026 the conversion price at maturity was amended to £150 per share. On August 12, 2026 the notes were converted into 717,621 ordinary shares; the fair value of the conversion feature at that date was £27.4 million. The remeasurement and conversion are recognised in the three months ending September 30, 2026.

•	Acquisition by Ballard Power Systems Inc.: completed on August 28, 2026 for consideration of £275 million and contingent consideration of up to £27.5 million. All outstanding share options vested on completion: 75,298 were exercised and 25,090 were exchanged for 1,084,540 Ballard restricted share units vesting on August 28, 2027. The remaining grant-date fair value of the options is charged in the period to completion; the restricted share units carry no incremental fair value.

Approved by the board of directors and authorised for issue on 9 November 2026.

Kate Igbalode, Director

/s/ Kate Igbalode

15

Appendix C

Unaudited Pro Forma Condensed Consolidated Financial Statements of Ballard Power
Systems Inc.

(See attached.)

BALLARD POWER SYSTEMS INC.

Pro Forma Consolidated Statement of Financial Position

As at June 30, 2026

(unaudited)

(Expressed in thousands of U.S. dollars)

	Ballard Power Systems Inc.	GeoPura Ltd. Adjusted (note 3)	Pro Forma and Purchase Price Adjustments	Pro Forma (note 5)	Ballard Pro Forma Total Combined
Assets
Current assets:
Cash and cash equivalents	$502,102	$10,577	$(104,667)	(a)	$408,012
Short-term investments	3,046	-			3,046
Trade and other receivables	20,444	13,932	(2,958)	(b)	31,418
Current portion of loan receivable from joint venture	-	4,642			4,642
Inventories	42,339	11,612			53,951
Prepaid expenses and other current assets	1,822	14,037			15,859
Total current assets	569,753	54,800	(107,625)		516,928

Non-current assets:
Property, plant and equipment	31,590	70,201	452	(c)	102,243
Intangible assets	33	19,481	35,391	(d)	54,905
Loan receivable from joint venture	-	31,732			31,732
Equity-accounted investment in joint venture	-	1,865	595	(e)	2,460
Goodwill	-	-	111,632	(f)	111,632
Long-term financial investments	42,030	-			42,030
Other long-term assets	489	-			489
Total assets	$643,895	$178,079	$40,445		$862,419

Liabilities and Equity
Current liabilities:
Trade and other payables	$26,625	$18,091	$3,673	(g)	$48,389
Deferred revenue	6,015	8,811	(3,976)	(h)	10,850
Provisions and other current liabilities	14,875	-			14,875
Current portion of long-term debt	-	12,181			12,181
Current portion of convertible debt	-	154,192	(154,192)	(i)	-
Current lease liabilities	3,404	735			4,139
Total current liabilities	50,919	194,010	(154,495)		90,434

Non-current liabilities:
Long-term debt	-	59,832			59,832
Non-current lease liabilities	16,285	2,338			18,623
Non-current deferred revenue	14,237	-			14,237
Other non-current liabilities	2,718	537	12,449	(j)	15,704
Total liabilities	84,159	256,717	(142,046)		198,831

Equity:
Share capital	2,435,245	55,949	55,615	(k)	2,546,809
Contributed surplus	309,798	6,545	(4,554)	(l)	311,789
Accumulated deficit	(2,183,419)	(141,176)	131,474	(m)	(2,193,121)
Foreign currency reserve	(1,888)	44	(44)	(n)	(1,888)
Total equity	559,736	(78,638)	182,491		663,589
Total liabilities and equity	$643,895	$178,079	$40,445		$862,419

See accompanying notes to the unaudited pro forma condensed combined financial statements.

BALLARD POWER SYSTEMS INC.

Pro Forma Consolidated Statement of Loss and Other Comprehensive Loss
for the Latest Fiscal Year

(unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Ballard Power Systems Inc.	GeoPura Ltd. Adjusted (note 3)	Pro Forma and Purchase Price Adjustments	Pro Forma (note 5)	Ballard Pro Forma Total Combined
Revenues:
Product and service revenues	$99,370	$9,772	$(5,733)	(o)	$103,409
Cost of product and service revenues	93,908	20,171	(4,632)	(p)	109,447
Gross margin (loss)	5,462	(10,399)	(1,101)		(6,038)

Operating expenses:
Research and product development	58,741	13,937	3,630	(q)	76,308
General and administrative	18,448	5,034	-		23,482
Sales and marketing	8,048	3,361	-		11,409
Other expense	23,683	-	10,784	(r)	34,467
Total operating expenses	108,920	22,332	14,414		145,666

Results from operating activities	(103,458)	(32,731)	(15,515)		(151,704)

Finance income and other	27,383	954	-		28,337
Finance expense	(1,905)	(36,105)	31,676	(s)	(6,334)
Net finance income (expense)	25,478	(35,151)	31,676		22,003
Equity in loss of investment in joint venture and associates	(4,727)	-	-		(4,727)
Impairment charges on property, plant and equipment	(2,475)	-	-		(2,475)
Impairment charges on intangible assets	(1,120)	-	-		(1,120)
Impairment charges on equity-accounted investment	(4,634)	-	-		(4,634)
Gain on sale of assets	73	-	-		73
Loss before income taxes	(90,863)	(67,882)	16,161		(142,584)
Income tax expense	(51)	-	-		(51)
Net loss	(90,914)	(67,882)	16,161		(142,635)

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	3,161	-	-		3,161
Total comprehensive loss	$(87,753)	$(67,882)	$16,161		$(139,474)

Basic and diluted loss per share
Loss per share for the period	$(0.30)				$(0.41)

Weighted average number of common shares outstanding	300,156,023				349,740,235

See accompanying notes to the unaudited pro forma condensed combined financial statements.

BALLARD POWER SYSTEMS INC.

Pro Forma Consolidated Statement of Loss and Other Comprehensive Loss
for the Six Months ended June 30, 2026

(unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Ballard Power Systems Inc.	GeoPura Ltd. Adjusted (note 3)	Pro Forma and Purchase Price Adjustments	Pro Forma (note 5)	Ballard Pro Forma Total Combined
Revenues:
Product and service revenues	$40,019	$44,722	$(3,144)	(o)	$81,597
Cost of product and service revenues	33,176	49,948	(2,366)	(p)	80,758
Gross margin (loss)	6,843	(5,226)	(778)		839

Operating expenses:
Research and product development	19,729	10,569	1,815	(q)	32,113
General and administrative	9,964	3,757	-		13,721
Sales and marketing	2,894	2,218	-		5,112
Other expense	4,747	-	(3,937)	(r)	810
Total operating expenses	37,334	16,544	(2,122)		51,756

Results from operating activities	(30,491)	(21,770)	1,344		(50,917)

Finance income (loss) and other	(35)	993	-		958
Finance expense	(862)	(14,293)	10,475	(s)	(4,680)
Net finance expense	(897)	(13,300)	10,475		(3,722)
Equity in loss of investment in joint venture and associates	-	(793)	-		(793)
Impairment charges on property, plant and equipment	(257)	-	-		(257)
Loss before income taxes	(31,645)	(35,863)	11,819		(55,689)
Income tax expense	(23)	-	-		(23)
Net loss	(31,668)	(35,863)	11,819		(55,712)

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(284)	45	-		(239)
Total comprehensive loss	$(31,952)	$(35,818)	$11,819		$(55,951)

Basic and diluted loss per share
Loss per share for the period	$(0.11)				$(0.16)

Weighted average number of common shares outstanding	301,208,252				350,792,464

See accompanying notes to the unaudited pro forma condensed combined financial statements.

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

1.	General Information and Description of the Transaction

On August 28, 2026, Ballard Power Systems Inc. (the “Company” or “Ballard”) completed the acquisition (the “Transaction”) of GeoPura Ltd. (“GeoPura”), a UK-based provider of zero-emission, hydrogen-based power solutions.

GeoPura designs, manufactures, and operates Hydrogen Power Units™, or HPUs™, that offers clean, low-noise, off-grid power. Utilizing Ballard fuel cell modules at their core, these advanced systems convert hydrogen into clean electricity. GeoPura also produces green hydrogen, generated via electrolysis, at its dedicated production facilities and transports it with the UK’s largest compressed hydrogen distribution fleet.

The Transaction was completed for total preliminary consideration of $230.7 million consisting of (i) cash paid on closing of $104.7 million (or £77.1 million), (ii) contingent consideration of up to $37.3 million (or £27.5 million), based on the achievement of certain project and revenue milestones through December 31, 2028, payable at Ballard’s discretion in either cash, Ballard common shares (priced at the 30-day trailing VWAP before the payment date), or a combination thereof, which was fair valued using a probability-weighted, scenario-based approach at $12.4 million (or £9.2 million) on closing, (iii) 49.584 million newly issued Ballard common shares fair valued at Ballard’s closing day share price of $2.25 per share, or $111.6 million on closing, and (iv) 1.085 million Ballard restricted common share units which will be settled 12-months post-closing fair valued based on Ballard’s closing share price of $2.25 per share discounted using an appropriate discount rate to $2.0 million on closing. On a pro-forma basis, former GeoPura shareholders hold approximately 14.1% of Ballard’s outstanding common shares.

2.	Basis of Presentation

These unaudited pro forma consolidated financial statements as at and for the six months ended June 30, 2026 and for the latest fiscal year (the “Pro Forma Financial Statements”) have been prepared by management of Ballard to give effect to the Transaction for the purposes of inclusion in the Business Acquisition Report of the Company dated November 9, 2026.

The unaudited Pro Forma Financial Statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of Ballard and GeoPura, after giving effect to the Transaction including the conversion and settlement of certain of GeoPura’s indebtedness on closing, payment of certain of GeoPura’s transaction costs and change of control costs in connection with the Transaction on closing, and other adjustments described in these notes, and are intended to reflect the impact of the Transaction on Ballard’s consolidated financial statements. The unaudited Pro Forma Financial Statements have been prepared in accordance with IFRS and are presented in United States dollars unless otherwise disclosed.

•	The unaudited pro forma consolidated statement of financial position as at June 30, 2026 combines the unaudited historical consolidated statement of financial position of Ballard as of June 30, 2026 and the unaudited historical consolidated statement of financial position of GeoPura as of June 30, 2026, giving effect to the Transaction as if it had been completed on June 30, 2026.

•	The unaudited pro forma statement of loss and other comprehensive loss for the latest fiscal year combines the audited historical consolidated statement of loss and other

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

comprehensive loss of Ballard for the year ended December 31, 2025 and the audited historical consolidated statement of loss of GeoPura for the year ended March 31, 2026, giving effect to the Transaction as if it had been completed on January 1, 2025, the beginning of Ballard Power’s most recently completed fiscal year.

•	The unaudited pro forma statement of loss and other comprehensive loss for the six months ended June 30, 2026 combines the unaudited historical consolidated condensed statement of loss and other comprehensive loss of Ballard for the six months ended June 30, 2026 and the unaudited historical consolidated statement of loss of GeoPura for the three months ended June 30, 2026 and the management constructed unaudited historical consolidated statement of loss of Geopura for the three months ended March 31, 2026, giving effect to the Transaction as if it had been completed on January 1, 2025, the beginning of Ballard Power’s most recently completed fiscal year.

These Pro Forma Financial Statements utilize accounting policies that are consistent with those disclosed in the audited financial statements of the Company for the year ended December 31, 2025, which were prepared in accordance with recognition and measurement principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In preparing the Pro Forma Financial Statements, a review was undertaken to identify accounting policy differences between the accounting policies used by Ballard and those of GeoPura. The review of the material accounting policies of the Company and GeoPura was necessary to ensure comparability in the Pro Forma Financial Statements. Based on our review, we believe the material accounting policies of GeoPura conform, in all material aspects, to those of Ballard, with the exception of certain presentation and reclassification adjustments summarized below in note 3.

The Transaction will be accounted for using the acquisition method of accounting in accordance with IFRS 3, Business Combinations. As the accounting acquirer, Ballard will account for the transaction by using Ballard’s historical information and accounting policies and adding the assets and liabilities of GeoPura at their respective fair values as of the completion date of the Transaction being August 28, 2026. The determination of the fair value of the net assets acquired is preliminary, pending finalization of various estimates and analyses. Since these Pro Forma Financial Statements have been prepared based on preliminary estimates of purchase consideration and fair values of assets and liabilities attributable to the combination, the actual amounts eventually recorded for the Transaction may differ materially from the information presented.

The Pro Forma Financial Statements do not reflect the impact of possible revenue or earnings enhancements or cost savings from operating efficiencies or synergies. Also, the Pro Forma Financial Statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the Transaction that are not expected to have a continuing impact on the business of the combined company.

The historical consolidated financial information of Ballard and GeoPura has been adjusted in the Pro Forma Financial Statements to give effect to pro forma events that are (i) directly attributable to the Transaction, (ii) factually supportable, and (iii) with respect to the pro forma statements of income (loss), expected to have a continuing impact on the combined results. The Pro Forma Financial Statements should be read in conjunction with the accompanying notes to the Pro Forma Financial Statements. In addition, the Pro Forma Financial Statements were based on and should

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

be read in conjunction with the following historical consolidated financial statements and accompanying notes of Ballard and GeoPura for the applicable periods:

•	Separate historical audited financial statements of Ballard as of and for the year ended December 31, 2025 and the related notes included in Ballard’s Annual Report on Form 40-F for the year ended December 31, 2025;

•	Separate historical audited financial statements of GeoPura as of and for the year ended March 31, 2026 and the related notes included in GeoPura’s consolidated financial statements for the year ended March 31, 2026;

•	Separate historical unaudited financial statements of Ballard as of and for the six months ended June 30, 2026 and the related notes included in Ballard’s Current Report on Form 6-K for the period ended June 30, 2026; and

•	Separate historical unaudited financial statements of GeoPura as of and for the three months ended June 30, 2026 and the related notes included in GeoPura’s consolidated financial statements for the period ended June 30, 2026.

The Pro Forma Financial Statements have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

3.	GeoPura Ltd. Presentation and Classification Adjustments

For purposes of preparing the unaudited pro forma consolidated statement of financial position as at June 30, 2026, and the unaudited pro forma consolidated statement of loss for the latest fiscal year and the six months ended June 30, 2026, the Company has made certain presentation and reclassification adjustments to GeoPura’s historic financial information to conform to the presentation adopted by Ballard.

The historical financial information of GeoPura was prepared in accordance with IFRS Accounting Standards as issued by the IASB and are presented in pounds sterling (“GBP”).

Ballard has reviewed and determined that there are no significant differences in accounting policies applied by GeoPura and Ballard except for certain presentation and classification adjustments noted below which are required to adjust GeoPura’s financial results to conform to Ballard’s historical presentation.

In addition, the historical financial information of GeoPura was translated from GBP to United States dollars using the following historical exchange rates:

•	Average exchange rate for the year ended March 31, 2026 (statement of operating results) of £1.00 per $1.34 USD.

•	Average exchange rate for the six months ended June 30, 2026 (statement of operating results) of £1.00 per $1.3445 USD.

•	Period end exchange rate as at June 30, 2026 (statement of financial position) of £1.00 per $1.3222 USD.

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

GeoPura Ltd. Statement of Financial Position (Adjusted)

As at June 30, 2026
(unaudited)

(Expressed in thousands of U.S. dollars, except as noted)

	GeoPura Ltd. (in GBP 000’s)	Reclassification to Conform Presentation	GeoPura Ltd. Adjusted (in GBP 000’s)	GeoPura Ltd. Adjusted (in USD 000’s)
Assets
Current assets:
Cash and cash equivalents	£7,999	£-	£7,999	$10,577
Trade and other receivables	7,300	3,238	10,537	13,932
Contract assets	2,801	(2,801)	-	-
R&D credit receivable (government assistance)	437	(437)	-	-
Current portion of loan receivable from joint venture	3,511	-	3,511	4,642
Inventories	8,782	-	8,782	11,612
Prepaid expenses and other current assets	10,616	-	10,616	14,037
Total current assets	41,446	-	41,446	54,800

Non-current assets:
Property, plant and equipment	50,805	2,289	53,094	70,201
Right-of-use assets	2,289	(2,289)	-	-
Intangible assets	14,734	-	14,734	19,481
Loan receivable from joint venture	24,000	-	24,000	31,732
Equity-accounted investment in joint venture	1,410	-	1,410	1,865
Total assets	£134,684	£-	£134,684	$178,079

Liabilities and Equity
Current liabilities:
Trade and other payables	£13,682	£-	£13,682	$18,091
Deferred revenue	6,664	-	6,664	8,811
Current portion of long-term debt	9,212	-	9,212	12,181
Current portion of convertible debt	116,618	-	116,618	154,192
Current lease liabilities	556	-	556	735
Total current liabilities	146,733	-	146,733	194,010

Non-current liabilities:
Long-term debt	45,252	-	45,252	59,832
Non-current lease liabilities	1,768	-	1,768	2,338
Other non-current liabilities	407	-	407	537
Total liabilities	194,159	-	194,159	256,717

Equity:
Share capital	615	41,700	42,315	55,949
Share premium	41,700	(41,700)	-	-
Contributed surplus	4,950	-	4,950	6,545
Accumulated other comprehensive income	33	(33)	-	-
Accumulated deficit	(106,774)	-	(106,774)	(141,176)
Foreign currency reserve	-	33	33	44
Total equity	(59,475)	-	(59,475)	(78,638)
Total liabilities and equity	£134,684	£-	£134,684	$178,079

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

GeoPura Ltd. Statement of Loss (Adjusted)

For the fiscal year ended March 31, 2026

(unaudited)

(Expressed in thousands of U.S. dollars, except as noted)

	GeoPura Ltd. (in GBP 000’s)	Reclassification to Conform Presentation	GeoPura Ltd. Adjusted (in GBP 000’s)	GeoPura Ltd. Adjusted (in USD 000’s)
Revenues:
Product and service revenues	£7,293	£-	£7,293	$9,772
Cost of product and service revenues	15,053	-	15,053	20,171
Gross margin (loss)	(7,760)	-	(7,760)	(10,399)

Operating expenses:
Research and product development	10,401	-	10,401	13,937
General and administrative	3,757	-	3,757	5,034
Sales and marketing	2,508	-	2,508	3,361
Other expense	-	-	-	-
Total operating expenses	16,666	-	16,666	22,332

Results from operating activities	(24,426)	-	(24,426)	(32,731)

Finance income and other	712	-	712	954
Finance expense	(26,944)	-	(26,944)	(36,105)
Net finance expense	(26,232)	-	(26,232)	(35,151)
Equity in loss of investment in joint venture and associates	-	-	-	-
Loss before income taxes	(50,658)	-	(50,658)	(67,882)
Income tax expense	-	-	-	-
Net loss	(50,658)	-	(50,658)	(67,882)

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	-	-	-	-
Total comprehensive loss	£(50,658)	£-	£(50,658)	$(67,882)

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

GeoPura Ltd. Statement of Loss (Adjusted)

For the six months ended June 30, 2026

(unaudited)

(Expressed in thousands of U.S. dollars, except as noted)

	GeoPura Ltd. as Constructed for the three months ended March 31, 2026 (in GBP 000’s)	GeoPura Ltd. as Reported for the three months ended June 30, 2026 (in GBP 000’s)	GeoPura Ltd. as Constructed for the six months ended June 30, 2026 (in GBP 000’s)	GeoPura Ltd. Adjusted for the six months ended June 30, 2026 (in USD 000’s)
Revenues:
Product and service revenues	£3,675	£29,587	£33,263	$44,722
Cost of product and service revenues	4,149	33,001	37,150	49,948
Gross margin (loss)	(474)	(3,413)	(3,887)	(5,226)

Operating expenses:
Research and product development	2,468	5,393	7,861	10,569
General and administrative	1,199	1,595	2,794	3,757
Sales and marketing	649	1,001	1,650	2,218
Other expense	-	-	-	-
Total operating expenses	4,317	7,989	12,305	16,544

Results from operating activities	(4,790)	(11,402)	(16,192)	(21,771)

Finance income and other	108	631	739	993
Finance expense	(5,905)	(4,726)	(10,631)	(14,293)
Net finance expense	(5,797)	(4,095)	(9,892)	(13,300)
Equity in loss of investment in joint venture and associates	-	(590)	(590)	(793)
Loss before income taxes	(10,587)	(16,087)	(26,674)	(35,863)
Income tax expense	-	-	-	-
Net loss	(10,587)	(16,087)	(26,674)	(35,863)

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	-	33	33	45
Total comprehensive loss	£(10,587)	£(16,054)	£(26,641)	$(35,818)

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

4.	Preliminary Purchase Price and Fair Values of Assets Acquired and Liabilities Assumed

The Transaction has been accounted for using the acquisition method. The preliminary allocation of the purchase price was based on a preliminary assessment of the fair value of identifiable assets, including assets acquired and liabilities assumed at the effective date of the Transaction, with the excess of the purchase price over the estimated fair value being allocated to Goodwill.

The Company has engaged independent valuators to determine the fair value of the consideration paid and the fair value of acquired assets and liabilities assumed. However, given the timing of the Transaction, the independent valuators have not completed the valuation, including the valuation of intangible assets, and therefore the purchase price allocation is based on the Company’s best estimate and is considered preliminary. As a result, the purchase price allocation is preliminary and is subject to change once the final valuation of the consideration paid and the identifiable assets acquired and liabilities assumed is completed.

The following is a preliminary fair value estimate of the consideration paid and a preliminary fair value estimate of the identifiable assets acquired and liabilities assumed by the Company in connection with the Transaction, reconciled to the estimated purchase price.

The Transaction was completed for total preliminary consideration of $230.7 million consisting of (i) cash paid on closing of $104.7 million (or £77.1 million), (ii) contingent consideration of up to $37.3 million (or £27.5 million), based on the achievement of certain project and revenue milestones through December 31, 2028, payable at Ballard’s discretion in either cash, Ballard common shares (priced at the 30-day trailing VWAP before the payment date), or a combination thereof, which was fair valued using a probability-weighted, scenario-based approach at $12.4 million (or £9.2 million) on closing, (iii) 49.584 million newly issued Ballard common shares fair valued at Ballard’s closing day share price of $2.25 per share, or $111.6 million on closing, and (iv) 1.085 million Ballard restricted common share units which will be settled 12-months post-closing fair valued based on Ballard’s closing share price of $2.25 per share discounted using an appropriate discount rate to $2.0 million on closing.

Preliminary Pro-forma Purchase Consideration (in thousands of U.S. dollars):

Cash consideration paid on closing of Transaction	$104,667
Contingent consideration at estimated fair value	12,448
Share consideration issued on closing of Transaction	111,564
Deferred share consideration issued at estimated fair value	1,991
Total Preliminary Purchase Consideration	$230,670

The table below summarizes the proforma allocation of the preliminary purchase price to the assets acquired and the liabilities assumed for the purposes of the Pro Forma Consolidated Statement of Financial Position as if the Transaction had occurred on June 30, 2026.

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

Allocation of Preliminary Purchase Price to Identifiable Net Assets Acquired at Estimated Fair Value (in thousands of U.S. dollars):

Cash and cash equivalents	$10,577
Current assets including trade and other receivables, inventories and prepaid expenses	39,578
Loan receivable from joint venture	36,375
Equity investment in joint venture	2,459
Property, plant and equipment	70,653
Intangible assets	54,872
Goodwill	111,632
Current liabilities including trade and other payables and deferred revenue	(22,926)
Long-term debt	(72,012)
Other non-current liabilities	(538)
Preliminary Fair Value of Identifiable Net Assets Acquired	$230,670

Upon completion of the fair value assessment after the Transaction, it is anticipated that the final determination of fair value of net assets acquired will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of assets acquired and liabilities assumed will be recorded as adjustments to those respective assets and liabilities with residual amounts expected to be primarily allocated to goodwill and / or intangible assets.

5.	Pro Forma and Purchase Price Adjustments:

The following summarizes the pro forma adjustments including the purchase price adjustments in connection with the Transaction to give effect to the Transaction as if it had occurred on January 1, 2025 for purposes of the unaudited Pro Forma Consolidated Statement of Loss and Other Comprehensive Loss for the latest fiscal year; and on June 30, 2026 for purposes of the unaudited Pro Forma Consolidated Statement of Financial Position. The pro forma adjustments are preliminary estimates and are subject to change.

(a)	Cash and cash equivalents

Reflects a net decrease of ($104,667) to cash and cash equivalents consisting of cash paid by Ballard on the closing of the Transaction.

(b)	Trade and other receivables

Reflects a decrease of ($2,958) to trade and other receivables to eliminate intercompany receivables between Ballard and GeoPura as at June 30, 2026.

(c)	Property, plant and equipment

Reflects a net increase of $452 to property, plant and equipment consisting of estimated preliminary fair value changes on certain acquired property, plant and equipment, compared to their historic cost net of amortization. Acquired property, plant and equipment consists primarily of GeoPura’s HPU fleet and other hydrogen energy production assets, leased vehicles, and other corporate assets in support of business operations and are expected to be amortized on a straight-line basis over their estimated useful life of 10-years.

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

(d)	Intangible assets

Reflects a net increase of $35,391 to intangible assets consisting of estimated preliminary fair value changes on acquired identified intangible assets, compared to their historic cost net of amortization. Acquired intangible assets consist primarily of HPU technology (patents, know-how and in-process research and development), HPU customer relationships, and the GeoPura brand and are expected to be amortized on a straight-line basis over their estimated useful life of 10-years.

(e)	Equity-accounted investment in joint venture

Reflects a net increase of $595 to equity-accounted investment in joint venture consisting of estimated preliminary fair value changes on an acquired equity-accounted investment, compared to its historic cost net of equity-related adjustments. Acquired equity-accounted investments consist of GeoPura’s 50% ownership interest in HyMarnham Power Limited.

(f)	Goodwill

Reflects a net increase of $111,632 to goodwill representing the excess of the preliminary purchase price over the estimated fair value of net assets acquired and liabilities assumed as identified in the preliminary purchase price allocation as at June 30, 2026. The goodwill fair value is subject to material revision as the preliminary purchase price allocation is completed.

Acquired goodwill consists largely of the expected synergies of the acquired business which is expected to utilize Ballard’s existing technology with GeoPura’s HPU platform, fuel production, and logistics, and includes the estimated fair value of GeoPura’s assembled workforce.

(g)	Accounts payable and accrued liabilities

Reflects a net increase of $3,673 to accounts payable and accrued liabilities consisting of:

•	A decrease of ($2,958) to trade and other payables to eliminate intercompany payables between Ballard and GeoPura as at June 30, 2026.

•	An increase of $6,631 to trade and other payables for Ballard’s estimated total acquisition and related costs of $10,568 less amounts already accrued as of June 30, 2026 of $3,937, consisting primarily of brokerage and advisory fees, legal, professional, and other direct expenses incurred by Ballard related to the Transaction.

(h)	Deferred revenue

Reflects a net decrease of ($3,976) to deferred revenue consisting of estimated preliminary fair value changes on acquired deferred revenue, compared to historical value. Acquired deferred revenue consists primarily of certain government grant recoveries that are expected to be realized over their average estimated contract life of 10-years.

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

(i)	Current portion of convertible debt

Reflects a net decrease of ($154,192) to current portion of convertible debt which was fully converted into common shares of GeoPura immediately prior to the closing of the Transaction.

(j)	Other non-current liabilities

Reflects a net increase of $12,449 to other non-current liabilities representing the preliminary estimated fair value of the contingent consideration of up to $37.3 million (or £27.5 million) issued at closing, which may be satisfied at Ballard’s discretion in either cash, Ballard common shares, or a combination thereon.

(k)	Share capital

Reflects a net increase to share capital of $55,615 consisting of:

•	A decrease to share capital of ($55,949) to eliminate GeoPura’s historical equity accounts on the closing of the Transaction.

•	An increase to share capital of $111,564 for the fair value of Ballard common shares issued on the closing of the Transaction (49.584 million Ballard shares at the closing day price of $2.25 per share) to acquire 100% of GeoPura’s common and preferred stock including the conversion or elimination of all of GeoPura’s outstanding option and warrant awards.

(l)	Contributed surplus

Reflects a net decrease to contributed surplus of ($4,554) consisting of:

•	A decrease to contributed surplus of ($6,545) to eliminate GeoPura’s historical equity accounts on the closing of the Transaction.

•	An increase of $1,991 to contributed surplus for the estimated fair value of Ballard deferred share consideration issued on the closing of the Transaction (1.085 million Ballard restricted common share units to be settled in 12-months post-closing discounted by 18.41% from the closing day share price of $2.25 per share).

(m)	Accumulated deficit

Reflects a net decrease to accumulated deficit of $131,474 consisting of:

•	A decrease to accumulated deficit of $141,176 to eliminate GeoPura’s historical equity accounts on the closing of the Transaction.

•	An increase of ($3,071) to accumulated deficit to align cash consideration paid to the actual amount paid on the closing of the Transaction of ($104,667) after reflecting all other pro-forma adjustments including differing exchange rates from June 30, 2026 to the date of closing of August 28, 2026.

•	An increase of ($6,631) to accumulated deficit for Ballard’s estimated total acquisition and related costs of $10,568 less amounts already expensed as of June 30, 2026 of $3,937 (note 5(g)).

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

(n)	Foreign currency reserve

Reflects a net decrease to foreign currency reserve of ($44) to eliminate GeoPura’s historical equity accounts on the closing of the Transaction.

(o)	Revenues

Reflects a decrease to revenues of ($5,733) for the latest fiscal year and a decrease of ($3,144) for the six-months ending June 30, 2026 to eliminate the impact of intercompany sales between Ballard and GeoPura for those respective periods.

(p)	Cost of product and service revenues

Reflects a decrease to cost of product and service revenues of ($4,632) for the latest fiscal year and a decrease of ($2,366) for the six-months ending June 30, 2026 to eliminate the impact of intercompany sales between Ballard and GeoPura for those respective periods.

(q)	Research and product development expenses

Reflects a net increase of $3,630 for the latest fiscal year and a net increase of $1,815 for the six-months ending June 30, 2026 consisting of:

•	A decrease of ($361) for the latest fiscal year and a decrease of ($181) for the six-months ending June 30, 2026 to decrease amortization expense on estimated fair value changes of acquired property, plant and equipment based on an estimated useful life of 10-years.

•	An increase of $3,570 for the latest fiscal year and an increase of $1,785 for the six-months ending June 30, 2026 to increase amortization expense on estimated fair value changes on acquired intangible assets based on an estimated useful life of 10-years.

•	An increase of $421 for the latest fiscal year and an increase of $211 for the six-months ending June 30, 2026 to decrease government grant recoveries on estimated fair value changes of acquired deferred revenue based on an estimated contract life of 10-years.

(r)	Other operating expenses

Reflects an increase to other operating expenses of $10,784 for the latest fiscal year and a decrease of ($3,937) for the six-months ending June 30, 2026 to adjust total estimated acquisition and related costs incurred by Ballard of $10,784 to the respective periods (note 5(g)) assuming the Transaction closed on January 1, 2025.

(s)	Finance expense

Reflects a net decrease to finance expense of ($31,676) for the latest fiscal year and a net decrease of ($10,475) for the six-months ending June 30, 2026 to reduce interest expense and fair-value changes on the embedded derivative on GeoPura’s historical convertible debt which was fully converted into common shares of GeoPura immediately prior to the closing of the Transaction (note 5(i)).

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in thousands of U.S. dollars, except as noted and for share and per-share amounts)

6.	Overlapping Period:

The unaudited pro forma statement of loss and other comprehensive loss for the latest fiscal year includes GeoPura’s results for the year ended March 31, 2026, and the unaudited pro forma statement of loss and other comprehensive loss for the six months ended June 30, 2026 includes GeoPura’s results for the six months ended June 30, 2026, which were constructed by management by combining GeoPura’s unaudited results for the three months ended June 30, 2026 with GeoPura’s unaudited results for the three months ended March 31, 2026. Accordingly, GeoPura’s results for the three months ended March 31, 2026 are included in both pro forma statements of loss and other comprehensive loss. The constructed results were prepared solely for the purpose of these Pro Forma Financial Statements, have not been audited or reviewed and do not conform with the financial statements of GeoPura included in Appendices A and B to the Business Acquisition Report.

The pro forma statement of loss and other comprehensive loss for the latest fiscal year includes, for the overlapping period, revenue of $4,925, expenses of $19,112 (comprising cost of product and service revenues of $5,560, operating expenses of $5,784 and net finance expense of $7,768), gross margin (loss) of $(635), and loss from continuing operations of $(14,187), all translated at the average exchange rate for the year ended March 31, 2026 of £1.00 per $1.34 USD.

The pro forma statement of loss and other comprehensive loss for the six months ended June 30, 2026 includes, for the overlapping period, revenue of $4,942, expenses of $19,177 (comprising cost of product and service revenues of $5,579, operating expenses of $5,804 and net finance expense of $7,794), gross margin (loss) of $(637), and loss from continuing operations of $(14,234), all translated at the average exchange rate for the six months ended June 30, 2026 of £1.00 per $1.3445 USD.